[redacted]

12025971

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

SEC
Mail Processing
Section
JUN 22 2012
Washington DC
403

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2011

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number: 333-67414

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2011 and 2010, supplemental schedules for the year ended December 31, 2011, and Report of Independent Registered Public Accounting Firm.

Exhibits
23.1 Consent of Plante & Moran, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: 6·21·12

BY: Diane R. Dittenhafer
Diane Dittenhafer
Associate Director of North America Benefits and Plan Administrator

The Dow Chemical Company Employees' Savings Plan

Financial Statements as of and for the Years Ended December 31, 2011 and 2010, Supplemental Schedules as of and for the Year Ended December 31, 2011, and Report of Independent Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS	
Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	3
Notes to Financial Statements as of December 31, 2011 and 2010, and for the Year Ended December 31, 2011	4–15
SUPPLEMENTAL SCHEDULES —	16
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011	17-20
Schedule H, Line 4j — Schedule of Reportable Transactions for the Year ended December 31, 2011	21

Report of Independent Registered Public Accounting Firm

The Dow Chemical Company
Employees' Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees' Savings Plan (the "Plan") as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2011 and 2010 and the changes in net assets for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011, and the schedule of reportable transactions as of December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

Elgin, Illinois
June 12, 2012

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF DECEMBER 31, 2011 AND 2010

	Allocated Participant Directed 2011	Unallocated Non-participant Directed 2011	Total 2011	Allocated Participant Directed 2010	Unallocated Non-participant Directed 2010	Total 2010
ASSETS:						
Investments — at fair value (Notes 3 and 4)	$ 6,986,078,370	$824,513,691	$ 7,810,592,061	$ 7,229,990,083	$ 1,078,515,756	$ 8,308,505,839
Receivables — interest, dividends, and other	15,451,221	7,121,299	22,572,520	8,923,305	4,742,786	13,666,091
Receivables — participant contributions	3,044,057	-	3,044,057	-	-	-
Receivables — participant notes	123,689,750	-	123,689,750	124,260,305	-	124,260,305
TOTAL ASSETS	7,128,263,398	831,634,990	7,959,898,388	7,363,173,693	1,083,258,542	8,446,432,235
LIABILITIES:						
LESOP Loan Payables (Note 5)	-	110,955,833	110,955,833	-	119,299,460	119,299,460
Other Payables	20,942,145	5,345,282	26,287,427	9,567,545	5,762,981	15,330,526
TOTAL LIABILITIES	20,942,145	116,301,115	137,243,260	9,567,545	125,062,441	134,629,986
NET ASSETS AVAILABLE FOR BENEFITS REFLECTING ALL INVESTMENTS AT FAIR VALUE	7,107,321,253	715,333,875	7,822,655,128	7,353,606,148	958,196,101	8,311,802,249
ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(105,881,514)	-	(105,881,514)	(95,368,200)	-	(95,368,200)
NET ASSETS AVAILABLE FOR BENEFITS	$ 7,001,439,739	$ 715,333,875	$ 7,716,773,614	$ 7,258,237,948	$ 958,196,101	$ 8,216,434,049

See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

	Allocated Participant Directed	Unallocated Non-Participant Directed	Total
ADDITIONS:			
Investment income (loss):			
Net depreciation in fair value of investments (Note 3)	$ (199,432,538)	$ (157,383,150)	$ (356,815,688)
Interest and dividends	95,929,513	26,665,506	122,595,019
Net investment income (loss)	(103,503,025)	(130,717,644)	(234,220,669)
Contributions:			
Employer	-	275,194	275,194
Employee	211,969,232	-	211,969,232
Total contributions	211,969,232	275,194	212,244,426
Interest on participant notes receivable	4,655,699	-	4,655,699
Allocation of 3,101,932 shares of common stock of The Dow Chemical Company, at market	100,761,389	-	100,761,389
Total additions - net	213,883,295	(130,442,450)	83,440,845
DEDUCTIONS:			
Distributions and withdrawals	482,002,771	-	482,002,771
Administrative expenses	951,200	-	951,200
Interest expense	-	11,658,387	11,658,387
Allocation of 3,101,932 shares of common stock of The Dow Chemical Company, at market	-	100,761,389	100,761,389
Total deductions	482,953,971	112,419,776	595,373,747
TRANSFERS:			
Transfers In	16,728,526	317,332	17,045,858
Transfers Out	4,456,059	317,332	4,773,391
Net transfers	12,272,467	-	12,272,467
NET DECREASE	(256,798,209)	(242,862,226)	(499,660,435)
NET ASSETS AVAILABLE FOR BENEFITS			
Beginning of year	7,258,237,948	958,196,101	8,216,434,049
End of year	$ 7,001,439,739	$ 715,333,875	$ 7,716,773,614

See notes to financial statements.

1. DESCRIPTION OF THE PLAN

The following description of The Dow Chemical Company Employees' Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document or Summary Plan Description for the legal description of the Plan's provisions.

General — The Plan is a defined contribution plan consisting of (1) a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended ("Code") and (2) a leveraged employee stock ownership plan ("LESOP") which is intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the "Company" or "Dow"), or of certain of the Company's subsidiaries.

During 2011, the Dairyland Seed Co. Inc. Volume Submitter Profit Sharing/401k Plan, Brodbeck Seeds LLC 401k Plan, Pfister Seeds LLC NonStandardized Prototype Profit Sharing/401k Plan, and the Renze Seeds LLC 401k Plan, were merged into the Plan and authorized to participate in the Plan.

Employee Contributions — Plan participants generally may elect to contribute from 1% to 40% of their compensation, depending on the participant's eligible pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of eligible pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $16,500 in 2011. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $5,500 in 2011. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Effective January 1, 2008, newly hired employees not electing to enroll (within 60 days of being hired) are automatically enrolled to contribute 3% of their eligible pay to the Plan, unless the employee elects to opt out. The automatic contributions will increase by 1% each year effective April 1 until the contribution rate reaches 6%, unless the employee designates otherwise. The contributions default to the applicable BTC Lifepath Fund based on the employee's date of birth unless otherwise designated by the employee.

Company Contributions —In general, the Company's matching contribution provides a 100% match on the first 2% of eligible pay deferrals and a 50% match of the next 4% of eligible pay deferrals. Legacy Rohm and Haas Company employees' Company matching contribution are calculated as 100% of the first 3% of eligible pay deferrals and a 50% match of the next 3% of eligible pay deferrals. Company matching contributions for Charleston, Illinois Hourly Employees are 50% on the first 6% contributed by the employee. The Company's matching contribution is made in the form of Company stock from the LESOP. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan.

In accordance with the provisions of the Plan, the Plan is required to release shares in proportion to the principal and interest paid on the LESOP loan as a percentage of beginning of year outstanding principal and interest. The shares released from unallocated LESOP shares are allocated to participants to satisfy the Company's matching requirements. Except as otherwise provided by the Plan, if the required contributions are less than the value of shares released, the difference is allocated to participants as an "Excess ESOP Shares Distribution" contribution. For the year ended December 31, 2011, the excess ESOP shares distribution shares amounted to 951,682 with a market value of $27,370,374. These shares were allocated to the participants in 2012.

If the required Company matching contributions under the provisions of the Plan are greater than the value of the shares released, the Company is required to make an additional contribution to cover the shortfall. No such Company contributions were required for the year ended December 31, 2011.

Dividends — Participants invested in The Dow Chemical Company common stock funds may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation — Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results (which are allocated on a pro rata basis), less expenses and withdrawals.

Vesting — Participants are immediately vested in all amounts credited to their Plan account, including employee contributions, the Company contributions, and investment earnings.

Benefits Distribution — Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligible service, may also request partial withdrawals from the Plan. Active employees can request in-service distribution upon the attainment of age 59-1/2. After-tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their account balance.

Participant Notes Receivable — Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of:

- 50% of the total account balance or
- $50,000 less the highest outstanding participant note receivable balance in the preceding 12 months.

Note receivable repayments for active employees are made through payroll deductions, on an after-tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding at December 31, 2011 and 2010 was 3.25% to 11.5%.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration — Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company ("Fidelity"), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain Plan investments. All transactions with Fidelity qualify as party-in-interest transactions.

Amendment or Termination — The Plan does not have an expiration date. The Company may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income is recorded when earned.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Temporary Investments — Temporary investments are investments in short-term money market funds in the respective investment funds.

Investment Valuation and Income Recognition — Investments in the Plan consisting of common stock of the Company, mutual funds, futures and options derivative contracts, and common stock are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value per share (or its equivalent) of the fund, based on the fair market values of the underlying assets. The fully benefit-responsive investment contracts are stated at fair value and then adjusted to contract value. Due to their short-term nature and liquidity, temporary investments are stated at outstanding balance, which approximates fair value. Fixed income securities and To Be Announced derivative contracts are valued using quoted market price and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models. These models are primarily industry standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. Wrap contracts are valued based on the rebid price.

Investments of the Interest Income Fund ("Fund") included in the Plan consist of traditional Guaranteed Investment Contracts ("GICs") and Synthetic Guaranteed Investment Contracts ("Synthetic GICs"). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities or common collective trusts holding similar investments. The Plan purchases a wrapper contract from financial services institutions.

In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as "benefit responsiveness." Synthetic GICs may be issued by banks, insurance companies, and other financial institutions. The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying trust assets. The crediting interest rates are reset monthly and the contracts provide that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transaction under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value, is probable.

GICs and Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract , is below the contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's statements of net assets available for benefits as the "adjustments from fair value to contract value for fully benefit-responsive investment contracts."

All of the Plan's Synthetic GICs are considered to be fully benefit-responsive and are therefore recorded at contract value in accordance with the accounting standards. The average yield for the Plan's GICs and Synthetic GICs was approximately 1.5% and 2.2% as of December 31, 2011 and 2010, respectively. The crediting interest rate was approximately 2.9% and 3.9% at December 31, 2011 and 2010, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Participant Notes Receivable — Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Derivative Instruments — In order to manage interest rate exposures, managers are allowed to enter into derivative contracts. These derivative contracts consist of future contracts, including future option contracts, and To Be Announced Contracts ("TBA"). A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. A TBA is when a mortgage backed security issued by Freddie Mac, Fannie Mae or Ginnie Mae is purchased but the actual security is not assigned until 48 hours prior to trade settlement date. The Plan's investment policies specifically prohibit the use of derivatives for speculative purposes.

In connection with certain derivative instrument agreements, the Plan receives noncash collateral as security to mitigate the risk of counterparties not meeting obligations under the terms of the agreements. The noncash collateral received is not reflected in the net assets of the Plan as the Plan does not sell or pledge the noncash collateral.

The net assets of the Plan reflect the fair value of the derivative instruments in a loss position as an offset against the fair value of derivative instruments in a gain position. Any gains or losses recognized on derivatives are recognized in current year investment income. The estimated fair values of derivative instruments at December 31, 2011 and 2010 are as follows:

Interest rate instruments:	**2011**	**2010**
Assets	$ 48,574,651	$ 167,291,624
Liabilities	48,115,831	166,499,237

Asset and liability derivatives are included in investments on the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2011, the amounts of gain or loss recognized as investment income on the Statement of Changes in Net Assets Available for Benefits attributable to derivative instruments are as follows:

Interest rate instruments:		
Futures	$	(6,226,483)
Future Options		101,257
TBA		3,266,034
	$	(2,859,192)

The Plan is not invested in any over-the-counter derivatives. All securities are settled through organized exchanges.

During 2011 and 2010, the derivatives investments were primarily futures contracts and TBAs. The notional amount represents the contract amount, not the amount at risk. The absolute notional amount of interest rate instruments was $140 million and $173 million at December 31, 2011 and 2010, respectively.

Benefits Payable — Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2011 and 2010 were insignificant.

Federal Income Tax Status — The Internal Revenue Service has determined and informed the Company by a letter dated July 19, 2006 that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Internal Revenue Code (the "Code"). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. On January 28, 2009, the Company submitted an application for a new determination letter for the Plan in accordance with the IRS Cycle C filing procedures.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the Financial Statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

Risks and Uncertainties — The Plan invests in various investment instruments. At December 31, 2011, the Plan did have concentration of risk of the following:

- United States equity markets through various investments in mutual and pooled funds (excluding target date funds);
- Interest rate and credit risk through investments in the Interest Income Fund; and
- The Dow Chemical Company credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncement — In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.* The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity's shareholder's equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011. The adoption of this guidance is not expected to have a material effect on the Plan's financial statement.

3. INVESTMENTS

The Plan's significant investments as of December 31, 2011 and 2010 are as follows:

	2011	2010
The Dow Chemical Company Stock - at fair value:		
(1) Dow Stock	$ 724,777,510	$ 820,500,583
(2) LESOP Allocated	429,324,793	490,062,801
(3) LESOP Unallocated	824,513,624	1,078,514,862
Fidelity Contrafund K - at fair value	394,696,907	228,370,487
S&P 500 Index Fund - at fair value	724,898,969	529,456,257
GICs (Synthetic & Traditional):		
IGT INVESCO ShrtTrm Bond - at contract value	938,598,895	905,111,630

During the year ended December 31, 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dow Chemical Company Stock:	
(1) Dow Stock	$ (114,216,545)
(2) LESOP Allocated	(77,112,220)
(3) LESOP Unallocated	(157,383,150)
Common/collective trusts	(14,752,969)
Mutual funds	(69,625,529)
Common stock	6,119,248
GICs (Synthetic & Traditional):	
Fixed Income Securities	38,484,951
Common/collective trusts	31,963,774
Wrap Contracts	268,746
Other	(561,994)
Net depreciation in fair value of investments	$ (356,815,688)

(1) Represents a party-in-interest to the Plan.
(2) Participant directed and represents a party-in-interest to the Plan.
(3) Non-participant directed and represents a party-in-interest to the Plan.

The Plan's investment in The Dow Chemical Company LESOP, at December 31, 2011 and 2010, is presented in the following table:

	2011		2010	
	Allocated	**Unallocated**	**Allocated**	**Unallocated**
Number of Shares	14,927,844	28,668,763	14,354,505	31,590,945
Cost	$ 82,383,165	$ 433,976,639	$ 87,887,228	$ 475,971,477
Fair Value	$ 429,324,793	$ 824,513,624	$ 490,062,801	$ 1,078,514,862

4. FAIR VALUE

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

For investments classified as Level 1 (measured using quoted prices in active markets), the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), the Level 1 process is utilized where available (primarily for some debt securities). If the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 investments. As a result, the unrealized gains and losses for these investments presented in the table below may include changes in fair value that were attributable to both observable and unobservable inputs.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables summarize the basis used to measure certain assets at fair value on a recurring basis.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:				
Dow Stock	$ 724,777,510	$ -	$ -	$ 724,777,510
LESOP (Allocated Shares)	429,324,793	-	-	429,324,793
LESOP (Unallocated Shares)	824,513,624	-	-	824,513,624
Common Stock	51,033,797	-	-	51,033,797
Mutual funds:				
Equities	1,236,844,137	-	-	1,236,844,137
Fixed Income	665,307,854	-	-	665,307,854
Balanced Investments	17,921,103	-	-	17,921,103
Common/collective trusts:				
Equities (1)	-	985,412,138	-	985,412,138
Fixed Income (2)	-	57,174,036	-	57,174,036
Retirement Age Investments (3)	-	573,119,933	-	573,119,933
Temporary investments	-	25,431,573	-	25,431,573
GIC (Synthetic & Traditional)				
Derivative Contracts	207,862	250,958	-	458,820
Fixed Income Securities:				
Corporate	-	452,980,466	-	452,980,466
US Government	-	546,526,000	-	546,526,000
Other	-	19,293,612	-	19,293,612
Common/collective trusts:				
Fixed Income (2)	-	979,601,666	-	979,601,666
Temporary Investments	-	219,697,893	-	219,697,893
Wrap Contracts	-	-	1,173,106	1,173,106
Total assets at fair value	$ 3,949,930,680	$ 3,859,488,275	$ 1,173,106	$ 7,810,592,061

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:				
Dow Stock	$ 820,500,583	$ -	$ -	$ 820,500,583
LESOP (Allocated Shares)	490,062,801	-	-	490,062,801
LESOP (Unallocated Shares)	1,078,514,862	-	-	1,078,514,862
Common Stock	49,994,505	-	-	49,994,505
Mutual funds:				
Equities	1,700,050,171	-	-	1,700,050,171
Fixed Income	470,922,113	-	-	470,922,113
Balanced Investments	19,597,255	-	-	19,597,255
Common/collective trusts:				
Equities (1)	-	941,875,634	-	941,875,634
Fixed Income (2)	-	54,190,581	-	54,190,581
Retirement Age Investments (3)	-	563,815,436	-	563,815,436
Temporary investments	-	26,108,771	-	26,108,771
GIC (Synthetic & Traditional)				
Derivative Contracts	812,848	(20,461)	-	792,387
Fixed Income Securities:				
Corporate	-	426,469,282	-	426,469,282
US Government	-	510,279,810	-	510,279,810
Other	-	23,366,929	-	23,366,929
Common/collective trusts:				
Fixed Income (2)	-	946,556,945	-	946,556,945
Guaranteed Investment Contracts	-	5,797,763	-	5,797,763
Temporary Investments		178,705,650	-	178,705,650
Wrap Contracts	-	-	904,361	904,361
Total assets at fair value	$ 4,630,455,138	$ 3,677,146,340	$ 904,361	$ 8,308,505,839

(1) This class represents investments in actively managed common/collective trusts that invest primarily in equity securities, which may include common stocks, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(2) This class represents investments in actively managed common/collective trusts that invest in a variety of fixed income investments, which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(3) This class represents investments in actively common/collective trusts with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, real estate, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2011 are as follows:

	Synthetic GIC Wrap Contract
Balance as of January 1, 2011	$ 904,361
Unrealized Gain/(Loss) - Net	268,745
Balance as of December 31, 2011	$ 1,173,106

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2011 and 2010.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, participant notes receivable, LESOP loan payables, and accrued liabilities and payables. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the investments or the use of interest rates that approximate market rates of similar maturity dates, terms, and nonperformance risks.

5. LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND LOAN PAYABLE

The Plan consists of a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and an employee stock ownership plan (the "ESOP") that is intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of (i) a leveraged employee stock ownership plan or LESOP, and (ii) the Dow Company Stock Fund. The LESOP includes (i) the assets of the Suspense Account and (ii) a LESOP Stock Fund which (A) shall consist of shares of Dow Common Stock acquired with the proceeds of Exempt Loans, and allocated to participant accounts, and (B) shall provide for such subaccounts as described in the definition of "LESOP Account" in Section 1.3 in the Plan and as further necessary. The portion of the Plan invested in the Dow Stock Fund constitutes part of the employee stock ownership plan under Section 4975(e)(7) of the Code.

The Plan has one loan outstanding at December 31, 2011 and 2010, which bears interest at 10.03% and matures in 2020. The loan is between the Plan and Dorintal Reinsurance Ltd., a party-in-interest. Prior to February 28, 2011, the loan was between the Plan and Rohm and Haas Holdings Ltd.. On February 28, 2011, Rohm and Haas Holdings Ltd. and Dorintal Reinsurance Ltd entered into an amalgamation agreement, which resulted in the amalgamation of the two companies. The combined company is known as Dorintal Reinsurance Ltd. The Plan uses dividends paid on unallocated shares of Company common stock to make the scheduled quarterly principal and interest payments. If needed, the Plan may use dividends on allocated shares of Company common stock to make the scheduled principal and interest payments. Dividends from allocated shares used to pay principal and interest are replaced by an equal value of shares released in accordance with the release fraction. The Company is required to make a cash contribution to fund any quarterly shortages in Company common stock dividends paid as compared to required principal and interest payments. There was no shortfall so there was no need for a Company cash contribution for the year ended December 31, 2011. The Company declared common stock dividends of $0.90 per share during 2011.

Interest expense for the year ended December 31, 2011 is $11,658,387. The minimum principal payments on this loan to maturity are as follows:

2012	$	9,212,484
2013		10,171,834
2014		11,231,088
2015		12,400,648
2016		13,692,004
Thereafter		54,247,775
	$	110,955,833

6. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2011 and 2010:

		2011		2010
Net assets available for benefits per the financial statements	$	7,716,773,614	$	8,216,434,049
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts		105,881,514		95,218,575
Net assets available for benefits per Form 5500	$	7,822,655,128	$	8,311,652,624

For the year ended December 31, 2011, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Net investment loss per the financial statements	$	(234,220,669)
Adjustment for participant notes receivable interest		4,655,699
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts		10,662,939
Net investment loss per Form 5500	$	(218,902,031)

******

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value	(e) Current Value
*	The Dow Chemical Company:			
	Dow Stock	Dow Stock	**	$ 724,777,510
	LESOP	Allocated LESOP - Dow Stock	**	429,324,793
	LESOP	Unallocated LESOP - Dow Stock	$ 433,976,639	824,513,624
	Praxair Stock	Common Stock	**	41,637,871
	S&P 500 Index Fund	Common/Collective Trust	**	724,898,969
	T. Rowe Price US Treasury Fund	Common/Collective Trust	**	57,174,036
	PIM Total Return Inst	Mutual Fund	**	186,573,555
	TRP IS MID CP EQ GR	Mutual Fund	**	161,497,629
	NB Genesis Inst CL	Mutual Fund	**	191,941,010
	TRP High Yield Inst	Mutual Fund	**	81,641,290
	BTC Lifepath Ret	Common/Collective Trust	**	70,974,973
	BTC Lifepath 2015	Common/Collective Trust	**	85,945,061
	BTC Lifepath 2020	Common/Collective Trust	**	135,441,471
	BTC Lifepath 2025	Common/Collective Trust	**	100,647,124
	BTC Lifepath 2030	Common/Collective Trust	**	84,547,485
	BTC Lifepath 2035	Common/Collective Trust	**	38,289,318
	BTC Lifepath 2040	Common/Collective Trust	**	26,909,943
	BTC Lifepath 2045	Common/Collective Trust	**	20,658,146
	BTC Lifepath 2050	Common/Collective Trust	**	9,534,779
	BTC Lifepath 2055	Common/Collective Trust	**	171,633
	ACWI ex-US IMI Index	Common/Collective Trust	**	1,056,661
	American Century Real Est Is	Mutual Fund	**	58,878,410
	Vang Tot BD Mkt Inst	Mutual Fund	**	96,844,287
	Vang Global Equity	Mutual Fund	**	53,199,447
	Vang Dev Mkt IDX IPS	Mutual Fund	**	81,723,254
	Vang Convertible Sec	Mutual Fund	**	17,921,103
	Vang LT Treasury ADM	Mutual Fund	**	42,396,790
	Vang Ext Mkt Idx ISP	Mutual Fund	**	160,764,730
	PIM Real Ret Inst	Mutual Fund	**	76,423,260
	PIM Com Real Ret I	Mutual Fund	**	20,663,941
	Lilly Pre 91 Stock	Common Stock	**	3,514,272
	Lilly Post 90 Stock	Common Stock	**	5,881,654
	Small Cap:			
	BTC Russel 2000 Index Fund	Common/Collective Trust	**	180,615,925
	Emerging Markets IDX:			
	Emerging Markets Non-Lend	Common/Collective Trust	**	78,840,583
	Forward			4,875,824,537

* Represents a party-in-interest to the Plan.
** Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Forward			$	4,875,824,537
*	Fidelity Contrafund K	Mutual Fund	**		394,696,907
*	Fidelity Low Pr Stock K	Mutual Fund	**		150,237,837
*	Fidelity Diversified International K	Mutual Fund	**		144,669,644
	Interest Bearing Cash	Temporary Investments	**		25,431,573
*	Fidelity Short Term Investment Fund	Temporary Investments	**		140,334,005
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 11.5%) and maturities up to 60 months	**		123,689,750
	Total			$	5,854,884,253

* Represents a party-in-interest to the Plan.
** Cost information not required

(Continued)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	Pacific Life:				
	G-27523.01.000 (see underlying assets at Appendix A)	PIMCO, Western; evergreen; Synthetic GIC	**	$	216,355,043
	Pacific Life Wrapper Contract		**		-
	Bank of America:				
	#08-019	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		58,609,156
	Bank of America Wrapper Contract		**		64,795
	ING Life:				
	#60031	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		255,494,177
	ING Life Wrapper Contract		**		-
	#60090 (see underlying assets at Appendix B)	Various Securities, maturity dates, and asset types	**		2,761,650
	ING Life Wrapper Contract		**		-
	NYL				
	GA-29007 (See underlying assets at Appendix C)	MacKay Shields Dow; evergreen; Synthetic GIC	**		107,051,972
	NYL Wrapper Contract		**		-
	JPMorgan Chase Bank:				
	#ARHAAS01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		238,111,610
	JPMorgan Chase Bank Wrapper Contract		**		993,058
	Monumental Life Insurance Company:				
	MDA01078TR (see underlying assets at Appendix D)	IGT Invesco ShrtTrm Bond,Wellington Dow, NISA;evergreen; Synthetic GIC	**		434,106,671
	Monumental Life Insurance Company Wrapper Contract		**		115,253
	NATIXIS				
	WR1095-01	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**		91,959,201
	NATIXIS Wrapper Contract		**		-
	Prudential Insurance				
	GA-62233 (see underlying assets at Appendix E)	Jennison; evergreen; Synthetic GIC	**		370,462,311
	Prudential Insurance Wrapper Contract		**		-

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A—E
AS OF DECEMBER 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost or Contract Value		(e) Current Value
	State Street Bank & Trust:				
	#102069	IGT INVESCO ShrtTrm Bond; evergreen; Common/collective trusts	**	$	303,312,661
	State Street Bank & Trust Wrapper Contract		**		-
	Total guaranteed investment contracts			$	2,079,397,558
	Total			$	7,934,281,811

** Cost information not required

(Concluded)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

SCHEDULE H, PART IV LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EIN 38-1285128, PLAN NO. 002
FOR THE YEAR ENDED DECEMBER 31, 2011

Series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(l) Net Gain/ (Loss)
Fidelity	Fidelity Short Term Investment Fund					
	Purchases - 22	25,039,259	-	25,039,259	25,039,259	-
	Sales - 8	-	25,040,083	25,040,083	25,040,083	-

There were no Category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2011

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABBEY NATL TREASURY SERV	VAR RT 04/25/2014 DD 04/27/11	1,600,000	1,600,000	1,456,613
	ACCESS GROUP INC 1 A	VAR RT 10/27/2025 DD 08/05/08	943,948	934,509	947,979
	ACHMEA HYPOTHEEKBANK NV	3.200% 11/03/2014 DD 11/03/09	200,000	211,398	209,890
	AMERICAN INTERNATIONAL GROUP I	5.050% 10/01/2015 DD 04/01/06	400,000	248,000	387,292
	AMERICAN INTERNATIONAL GROUP I	VAR RT 05/15/2068 DD 05/15/09	500,000	171,875	445,000
	ASSET BACKED FUNDING C OPT5 A1	VAR RT 06/25/2034 DD 10/14/04	814,231	815,503	579,228
	ASSET BACKED SECURITIES HE6 A1	VAR RT 09/25/2034 DD 09/02/04	96,664	96,732	85,343
	BANK OF AMERICA CORP	6.000% 09/01/2017 DD 08/23/07	3,300,000	3,294,274	3,222,879
	BARCLAYS BANK PLC	2.375% 01/13/2014 DD 01/13/11	1,600,000	1,597,424	1,566,048
	BARCLAYS BANK PLC	10.179% 06/12/2021 DD 06/12/09	2,880,000	3,371,208	3,015,763
	BEAR STEARNS ALT-A TRUS 4 23A2	VAR RT 05/25/2035 DD 04/01/05	614,023	554,112	478,085
	BNP PARIBAS SUB NT TIER 1 144A	VAR RT 06/29/2049 DD 06/25/07	1,300,000	802,750	906,750
	BP CAPITAL MARKETS PLC	3.125% 10/01/2015 DD 10/01/10	1,400,000	1,396,024	1,466,388
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,000,000	994,510	1,101,370
	CALIFORNIA ST	5.000% 11/01/2032 DD 11/01/07	800,000	800,000	830,264
	CALIFORNIA ST	7.500% 04/01/2034 DD 04/28/09	200,000	201,470	239,970
	CANADIAN IMPERIAL BANK OF COMM	2.000% 02/04/2013 DD 02/03/10	4,500,000	4,498,920	4,550,085
	CHICAGO ILL O HARE INTL ARPT R	5.000% 01/01/2033 DD 12/22/05	500,000	493,125	507,420
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,750,635
	CHICAGO ILL TRANSIT AUTH TRANS	6.899% 12/01/2040 DD 08/06/08	1,500,000	1,500,000	1,750,635
	CITIGROUP INC	6.000% 08/15/2017 DD 08/15/07	200,000	201,548	209,592
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	3,800,000	3,613,267	4,055,474
	CITIGROUP INC	6.500% 08/19/2013 DD 08/19/08	600,000	597,204	624,576
	CITIGROUP MORTGAGE LOAN T 6 A1	VAR RT 08/25/2035 DD 08/01/05	1,037,034	1,019,494	920,720
	COMMIT TO PUR FNMA SF MTG	3.000% 02/01/2027 DD 02/01/12	5,000,000	5,128,906	5,147,650
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2027 DD 01/01/12	7,000,000	7,295,313	7,319,410
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2027 DD 01/01/12	(1,000,000)	(1,053,750)	(1,054,530)
	COOPERATIEVE CENTRALE RAIFFEIS	4.500% 01/11/2021 DD 01/11/11	1,700,000	1,695,393	1,766,045
	CSMC SER 2010-RR6 144A	VAR RT 04/12/2049 DD 07/01/10	3,126,272	3,196,614	3,291,590
	DEXIA CREDIT LOCAL SA	2.750% 04/29/2014 DD 04/29/10	1,100,000	1,100,000	999,559
	DEXIA CREDIT LOCAL/NEW YORK NY	2.000% 03/05/2013 DD 03/05/10	700,000	698,075	673,008
	DNB NOR BOLIGKREDITT	2.900% 03/29/2016 DD 03/29/11	1,000,000	998,800	1,016,600
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	833,368	835,666	876,620
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	1,032,477	1,031,831	1,073,363
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	45,707	43,737	47,863
	FHLMC MULTICLASS MTG	9.050% 06/15/2019 DD 05/15/88	15,249	15,197	17,044
	FHLMC MULTICLASS MTG	VAR RT 12/15/2030 DD 02/15/04	106,586	106,819	106,577
	FHLMC MULTICLASS MTG T-35 A	VAR RT 09/25/2031 DD 07/27/01	341,221	341,334	324,123
	FHLMC MULTICLASS MTG T-61 1A1	VAR RT 07/25/2044 DD 06/01/04	1,326,304	1,329,961	1,348,480
	FIRST HORIZON ALTERNATI AA1 A1	VAR RT 06/25/2034 DD 05/01/04	467,666	464,834	391,628
	FIRST HORIZON ASSET SE AR3 2A1	VAR RT 08/25/2035 DD 06/01/05	432,954	425,918	331,422
	FNMA POOL #0072163	VAR RT 02/01/2028 DD 02/01/89	17,180	17,040	17,272
	FNMA POOL #0112511	VAR RT 09/01/2020 DD 01/01/91	5,131	5,158	5,313
	FNMA POOL #0253431	7.500% 09/01/2015 DD 08/01/00	904	962	966
	FNMA POOL #0254909	4.000% 09/01/2013 DD 08/01/03	634,902	658,215	658,533
	FNMA POOL #0303298	VAR RT 01/01/2025 DD 04/01/95	15,047	15,451	15,164
	FNMA POOL #0323919	VAR RT 08/01/2029 DD 08/01/99	26,320	25,268	27,456
	FNMA POOL #0361373	VAR RT 07/01/2026 DD 09/01/96	37,258	38,201	39,573
	FNMA POOL #0535873	7.500% 03/01/2016 DD 03/01/01	9,807	10,437	10,592
	FNMA POOL #0561801	7.500% 11/01/2015 DD 11/01/00	15,038	16,004	16,264
	FNMA POOL #0628467	7.500% 03/01/2017 DD 02/01/02	12,521	13,326	13,685
	FNMA POOL #0635940	7.500% 03/01/2017 DD 03/01/02	12,653	13,465	13,453
	FNMA POOL #0972023	4.500% 02/01/2038 DD 02/01/08	559,140	511,788	595,473
	FNMA POOL #0AA2549	4.000% 04/01/2024 DD 03/01/09	167,058	174,498	176,242
	FNMA POOL #0AA4328	4.000% 04/01/2024 DD 03/01/09	107,070	109,446	112,956
	FNMA POOL #0AA4655	4.000% 05/01/2024 DD 04/01/09	2,286,912	2,385,535	2,412,624
	FNMA POOL #0AA7243	4.500% 11/01/2018 DD 05/01/09	500,000	530,957	535,375
	FNMA POOL #0AC0717	3.500% 08/01/2039 DD 08/01/09	996,303	1,015,918	1,025,634
	FNMA POOL #0AD6590	4.000% 07/01/2025 DD 07/01/10	291,798	298,273	307,839
	FNMA POOL #0AD7073	4.000% 06/01/2025 DD 06/01/10	2,155,661	2,208,722	2,274,158
	FNMA POOL #0AD7150	4.000% 07/01/2025 DD 07/01/10	4,763,582	4,970,680	5,025,436
	FNMA POOL #0AD7885	4.000% 06/01/2025 DD 06/01/10	160,944	164,515	169,791
	FNMA POOL #0AD8370	4.000% 07/01/2025 DD 07/01/10	2,288,684	2,344,113	2,414,493
	FNMA POOL #0AD8425	3.500% 09/01/2025 DD 09/01/10	57,845	60,455	60,544
	FNMA POOL #0AD9130	4.000% 08/01/2025 DD 07/01/10	2,105,831	2,196,644	2,221,588
	FNMA POOL #0AE0828	3.500% 02/01/2041 DD 01/01/11	2,880,027	2,772,589	2,964,527
	FNMA POOL #0AE0981	3.500% 03/01/2041 DD 02/01/11	657,035	632,499	676,312
	FNMA POOL #0AE3505	3.500% 01/01/2026 DD 01/01/11	26,923	27,907	28,179
	FNMA POOL #0AE3781	3.500% 02/01/2026 DD 02/01/11	1,190,863	1,235,195	1,246,441
	FNMA POOL #0AE4877	3.500% 10/01/2025 DD 10/01/10	43,671	45,641	45,709
	FNMA POOL #0AE7517	3.500% 11/01/2025 DD 11/01/10	27,012	28,000	28,273
	FNMA POOL #0AE9157	3.500% 12/01/2025 DD 11/01/10	1,755,201	1,819,913	1,837,116
	FNMA POOL #0AE9226	3.500% 12/01/2025 DD 12/01/10	702,034	733,708	734,798

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0AH0376	3.500% 12/01/2025 DD 12/01/10	143,243	149,706	149,928
	FNMA POOL #0AH2080	3.500% 12/01/2025 DD 12/01/10	494,128	516,422	517,189
	FNMA POOL #0AH2531	3.500% 01/01/2026 DD 12/01/10	47,229	49,360	49,433
	FNMA POOL #0AH2857	3.500% 01/01/2026 DD 01/01/11	268,009	280,101	280,517
	FNMA POOL #0AH6973	3.500% 02/01/2026 DD 02/01/11	446,104	462,327	466,923
	FNMA POOL #0AH7006	3.500% 03/01/2041 DD 03/01/11	93,558	90,064	96,303
	FNMA POOL #0AH9010	4.000% 03/01/2026 DD 03/01/11	486,148	503,999	513,479
	FNMA POOL #0AI2091	3.500% 05/01/2026 DD 04/01/11	149,767	152,610	156,756
	FNMA POOL #0AJ1758	3.500% 09/01/2026 DD 09/01/11	553,896	574,040	579,746
	FNMA POOL #0AJ4459	3.500% 11/01/2041 DD 11/01/11	998,281	1,017,935	1,027,571
	FNMA POOL #0HA2867	4.000% 02/01/2026 DD 01/01/11	226,777	231,809	239,527
	FNMA POOL #0MA0340	3.500% 01/01/2040 DD 01/01/10	997,194	1,016,827	1,026,452
	FNMA POOL #0MA0817	4.000% 08/01/2041 DD 07/01/11	92,743	93,638	97,542
	FNMA GTD REMIC P/T 03-88 FE	VAR RT 05/25/2030 DD 08/25/03	515,430	516,799	515,120
	GEORGIA-PACIFIC LLC	5.400% 11/01/2020 DD 11/02/10	2,100,000	2,162,832	2,326,065
	GNMA POOL #0434797	8.500% 07/15/2030 DD 07/01/00	6,340	6,580	7,151
	GNMA POOL #0434944	8.500% 11/15/2030 DD 11/01/00	10,028	10,408	12,281
	GNMA POOL #0434985	8.500% 12/15/2030 DD 12/01/00	28,015	29,030	34,319
	GNMA POOL #0486116	8.500% 07/15/2030 DD 07/01/00	11,542	11,964	11,806
	GNMA POOL #0494885	8.500% 03/15/2030 DD 03/01/00	2,338	2,425	2,355
	GNMA POOL #0498147	8.500% 12/15/2029 DD 12/01/99	434	450	441
	GNMA POOL #0511172	8.500% 01/15/2030 DD 01/01/00	682	707	701
	GNMA POOL #0517931	8.500% 10/15/2029 DD 10/01/99	599	621	611
	GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00	9,499	9,858	11,619
	GNMA POOL #0521829	8.500% 05/15/2030 DD 05/01/00	9,485	9,835	11,617
	GNMA POOL #0531197	8.500% 06/15/2030 DD 06/01/00	10,065	10,433	10,307
	GNMA POOL #0698036	6.000% 01/15/2039 DD 01/01/09	281,475	306,675	319,018
	GNMA POOL #0782190	6.000% 10/15/2037 DD 10/01/07	28,095	30,611	31,878
	GNMA POOL #0782449	6.000% 09/15/2038 DD 10/01/08	300,777	327,706	340,964
	GNMA II POOL #0003001	8.500% 11/20/2030 DD 11/01/00	16,707	17,257	20,451
	GNMA II POOL #0008089	VAR RT 12/20/2022 DD 12/01/92	115,399	117,346	118,961
	GNMA II POOL #0008913	VAR RT 07/20/2026 DD 07/01/96	30,164	29,815	31,029
	GNMA II POOL #0080022	VAR RT 12/20/2026 DD 12/01/96	31,315	31,452	32,281
	GNMA II POOL #0080354	VAR RT 12/20/2029 DD 12/01/99	67,940	69,522	70,037
	GOLDMAN SACHS GROUP INC	5.250% 07/27/2021 DD 07/27/11	100,000	99,946	97,554
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	1,100,000	1,078,630	1,126,642
	GSR MORTGAGE LOAN TRUS AR6 2A1	VAR RT 09/25/2035 DD 09/01/05	485,802	482,918	422,716
	HSBC BANK USA NA/NEW YORK NY	6.000% 08/09/2017 DD 08/09/07	1,900,000	1,886,776	1,952,668
	ILLINOIS ST	4.950% 06/01/2023 DD 06/12/03	2,400,000	2,137,152	2,339,352
	ING BANK NV	3.900% 03/19/2014 DD 03/19/09	1,100,000	1,164,922	1,160,511
	KING CNTY WASH	4.750% 01/01/2034 DD 02/12/08	400,000	400,916	418,260
	KOMMUNALBANKEN AS	2.375% 01/19/2016 DD 01/19/11	1,500,000	1,493,760	1,522,530
	KOREA ELECTRIC POWER CORP	3.000% 10/05/2015 DD 10/05/10	2,400,000	2,391,936	2,405,184
	LAS VEGAS VY NEV WTR DIST	5.000% 02/01/2034 DD 02/19/08	400,000	412,324	418,544
	LEHMAN BROTHERS HOLDINGS INC	6.750% 12/28/2017 DD 12/21/07	2,000,000	1,998,520	200
	LEHMAN BROTHERS HOLDINGS INC	5.625% 01/24/2013 DD 01/22/08	900,000	895,896	236,250
	LEHMAN BROTHERS HOLDINGS INC	6.875% 05/02/2018 DD 04/24/08	1,800,000	1,782,108	477,000
	MELLON RESIDENTIAL FUN TBC1 A1	VAR RT 11/15/2031 DD 11/20/01	303,643	304,177	290,678
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	2,100,000	2,336,351	2,070,474
	MERRILL LYNCH 08-LAQ A1 144A	VAR RT 07/09/2021 DD 03/20/08	199,959	194,460	185,260
	MLCC MORTGAGE INVESTORS I 3 4A	VAR RT 11/25/2035 DD 10/31/05	120,122	117,870	98,641
	MORGAN STANLEY	VAR RT 01/09/2014 DD 01/09/07	400,000	270,000	361,904
	MORGAN STANLEY	2.875% 07/28/2014 DD 07/28/11	200,000	199,954	188,352
	MORGAN STANLEY	5.500% 07/28/2021 DD 07/28/11	300,000	299,910	277,392
	MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	600,000	670,368	611,070
	MORGAN STANLEY	VAR RT 04/29/2013 DD 04/29/11	2,100,000	2,100,000	1,978,998
	NATIONAL AUSTRALIA BANK LTD	VAR RT 04/11/2014 DD 04/11/11	1,300,000	1,300,000	1,286,935
	NCUA GUARANTEED NOTES C1 2A	VAR RT 03/09/2021 DD 02/28/11	2,013,683	2,013,683	2,017,147
	NORTH TEXAS HIGHER EDUC 11-1 A	VAR RT 04/01/2040 DD 02/24/11	280,922	280,922	273,675
	ORANGE & ROCKLAND UTILITIES IN	2.500% 08/15/2015 DD 08/12/10	2,300,000	2,297,194	2,352,992
	OVERSEAS PRIVATE INVESTMENT CO	0.000% 12/10/2013 DD 12/10/10	2,700,000	2,701,688	2,732,553
	OVERSEAS PRIVATE INVESTMENT CO	0.000% 12/10/2012 DD 12/10/10	1,906,720	1,907,912	1,911,418
	RBSCF TRUST	VAR RT 12/16/2049 DD 09/10/10	2,400,000	2,623,500	2,690,592
	REILLY MTG ASSOC 91ST FHA PROJ	VAR RT 02/01/2023 DD 11/04/99	58,196	59,657	57,591
	REYNOLDS AMERICAN INC	7.750% 06/01/2018 DD 12/01/06	1,800,000	1,965,388	2,158,686
	SLM STUDENT LOAN TRUST 7 A1	VAR RT 10/27/2014 DD 07/02/08	8,183	8,183	8,183
	SLM STUDENT LOAN TRUST 9 A	VAR RT 04/25/2023 DD 08/28/08	3,921,985	3,906,072	4,012,270
	SSIF NEVADA LP	VAR RT 04/14/2014 DD 04/14/11	2,100,000	2,100,000	2,066,694
	STATE OF QATAR	4.000% 01/20/2015 DD 11/24/09	1,200,000	1,198,440	1,259,004
	STRUCTURED ASSET SECUR 21A 1A1	VAR RT 01/25/2032 DD 12/01/01	34,846	35,368	28,636
	TOBACCO SETTLEMENT FIN AUTH WE	7.467% 06/01/2047 DD 06/26/07	1,215,000	1,164,213	859,212
	TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	2,300,000	2,291,007	2,430,870
	U S TREASURY BOND	6.250% 08/15/2023 DD 08/15/93	700,000	966,686	1,001,875
	U S TREASURY BOND	3.750% 08/15/2041 DD 08/15/11	2,100,000	2,343,453	2,469,789

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	U S TREASURY NOTE	2.750% 02/15/2019 DD 02/15/09	4,900,000	5,040,895	5,366,627
	U S TREASURY NOTE	2.375% 03/31/2016 DD 03/31/09	1,900,000	1,950,179	2,034,634
	U S TREASURY NOTE	3.000% 09/30/2016 DD 09/30/09	700,000	706,535	771,694
	U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	800,000	798,813	848,816
	U S TREASURY NOTE	1.875% 08/31/2017 DD 08/31/10	500,000	516,973	523,320
	U S TREASURY NOTE	2.625% 11/15/2020 DD 11/15/10	4,500,000	4,806,581	4,844,520
	U S TREASURY NOTE	3.625% 02/15/2021 DD 02/15/11	4,100,000	4,701,711	4,760,182
	U S TREASURY NOTE	3.125% 05/15/2021 DD 05/15/11	2,600,000	2,787,049	2,903,056
	U S TREASURY NOTE	2.375% 05/31/2018 DD 05/31/11	300,000	301,840	321,702
	U S TREASURY NOTE	2.250% 07/31/2018 DD 07/31/11	10,300,000	10,448,952	10,954,977
	U S TREASURY NOTE	2.125% 08/15/2021 DD 08/15/11	10,800,000	10,820,812	11,076,804
	U S TREASURY NOTE	2.000% 11/15/2021 DD 11/15/10	5,100,000	5,090,804	5,158,191
	U S TREASURY NOTE	1.375% 12/31/2018 DD 12/31/11	600,000	595,500	601,128
	UBS AG/STAMFORD CT	VAR RT 01/28/2014 DD 01/28/11	1,500,000	1,500,000	1,460,700
	UBS AG/STAMFORD CT	2.250% 01/28/2014 DD 01/28/11	1,000,000	999,570	973,120
	UNIVERSITY CALIF REGTS MED CTR	6.548% 05/15/2048 DD 11/18/10	200,000	200,000	237,968
	US TREAS-CPI INFLAT	1.125% 01/15/2021 DD 01/15/11	5,279,112	5,433,146	5,887,424
	US TREAS-CPI INFLATION INDEX	0.625% 07/15/2021 DD 07/15/11	3,616,812	3,670,744	3,869,157
	VOLKSWAGEN INTERNATIONAL FINAN	VAR RT 04/01/2014 DD 03/30/11	600,000	600,000	587,946
	VOLKSWAGEN INTERNATIONAL FINAN	VAR RT 10/01/2012 DD 03/30/11	1,400,000	1,400,000	1,398,572
	WACHOVIA CORP	5.500% 05/01/2013 DD 04/25/08	2,100,000	2,258,403	2,215,710
	WAMU MORTGAGE PASS T AR13 A1A1	VAR RT 10/25/2045 DD 10/25/05	324,019	324,019	232,477
	WESTLB AG/NEW YORK	4.796% 07/15/2015 DD 07/12/05	1,799,000	1,695,371	1,868,154
	ARGENT SECURITIES INC W10 M1	VAR RT 10/25/2034 DD 09/09/04	500,000	370,625	357,895
	BANC OF AMERICA MORTGAGE A 1A1	VAR RT 02/25/2034 DD 01/01/04	24,585	24,420	18,291
	BEAR STEARNS ALT-A TRUS 11 2A2	VAR RT 11/25/2034 DD 09/01/04	207,457	206,809	142,722
	FHLMC MULTICLASS MT	VAR RT 06/25/2020 DD 09/01/10	583,441	60,555	57,556
	FHLMC MULTICLASS MT	VAR RT 04/25/2020 DD 06/01/10	531,699	40,417	37,442
	FHLMC MULTICLASS MT	VAR RT 01/25/2020 DD 04/01/10	2,522,357	170,358	157,698
	FIRST BOSTON MORTGAGE SE A I-O	9.488% 05/15/2018 DD 03/01/87	838	5,609	116
	FIRST BOSTON MORTGAGE SE A P-O	0.000% 05/15/2018 DD 03/01/87	835	691	823
	JP MORGAN MORTGAGE TRUS A2 4A1	VAR RT 05/25/2034 DD 04/01/04	127,586	126,210	114,503
	MASTR ADJUSTABLE RATE M 15 1A1	VAR RT 12/25/2034 DD 11/01/04	31,231	31,036	22,800
	MERRILL LYNCH MORTGAGE A1 2A1	VAR RT 02/25/2034 DD 02/01/04	443,944	395,942	399,407
	NCUA GUARANTEED NOTES C1 A2	2.900% 10/29/2020 DD 11/10/10	20,000	20,329	21,116
	NORTHSTAR EDUCATION FINAN 1 A7	VAR RT 01/29/2046 DD 03/13/07	300,000	246,000	232,500
	SOUNDVIEW HOME EQUITY LOA 3 M2	VAR RT 06/25/2035 DD 07/14/05	294,514	277,211	279,119
	THORNBURG MORTGAGE SECUR 4 2A1	VAR RT 09/25/2037 DD 08/01/07	363,048	361,743	322,285
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2026 DD 01/01/11	5,000,000	(5,104,688)	(5,104,688)
	COMMIT TO PUR FNMA SF MTG	3.000% 02/01/2027 DD 02/01/12	5,000,000	(5,128,906)	(5,128,906)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2027 DD 01/01/12	1,000,000	(1,035,938)	(1,035,938)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2027 DD 01/01/12	10,000,000	(10,428,125)	(10,428,125)
	COMMIT TO PUR FNMA SF MTG	3.000% 01/01/2027 DD 01/01/12	(5,000,000)	5,143,750	5,143,750
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2027 DD 01/01/12	(2,000,000)	2,086,406	2,086,406
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2027 DD 01/01/12	(1,000,000)	1,042,031	1,042,031
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2027 DD 01/01/12	(1,000,000)	1,042,031	1,042,031
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2027 DD 01/01/12	(1,000,000)	1,053,750	1,053,750
	FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	(2,244)	2,244	2,244
	FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	(3,336)	3,336	3,336
	FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	(468)	468	468
	FHLMC MULTICLASS MTG	9.050% 06/15/2019 DD 05/15/88	(220)	220	220
	JP MORGAN CP REP REPO	0.100% 01/04/2012 DD 12/30/11	1,600,000	(1,600,000)	(1,600,000)
	U S TREASURY NOTE	1.250% 12/31/2018 DD 12/31/11	300,000	(297,784)	(297,784)
	U S TREASURY NOTE	1.250% 12/31/2018 DD 12/31/11	300,000	(297,784)	(297,784)
	90DAY EURODOLLAR FUTURE (CME)	EXP MAR 14	17	-	89,250
	90DAY EURODOLLAR FUTURE (CME)	EXP JUN 15	48	-	207,000
	90DAY EURODOLLAR FUTURE (CME)	EXP SEP 15	96	-	424,800
	US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 12	(44)	-	(44,344)
	INTEREST BEARING CASH	TEMPORARY INVESTMENST		20,071,267	20,071,267
	TOTAL UNDERLYING ASSETS			215,510,069	216,355,043
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(12,771,858)
	CONTRACT VALUE				203,583,185

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX B - UNDERLYING ASSETS FOR ING LIFE #60090
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	AMERIQUEST MORTGAGE SEC AR2 M1	VAR RT 05/25/2033 DD 05/14/03	11,036	11,036	7,576
	ASSET BACKED SECURITIES HE3 M1	VAR RT 06/15/2033 DD 06/03/03	19,901	19,881	14,581
	ASSET BACKED SECURITIES HE4 M2	VAR RT 08/15/2033 DD 08/06/03	10,347	10,347	6,167
	CDC MORTGAGE CAPITAL TR HE3 M1	VAR RT 03/25/2033 DD 11/27/02	9,986	10,002	5,919
	CDC MORTGAGE CAPITAL TR HE1 M1	VAR RT 08/25/2033 DD 03/28/03	12,833	12,753	9,605
	CDC MORTGAGE CAPITAL TR HE2 M1	VAR RT 10/25/2033 DD 05/29/03	15,328	15,336	10,908
	COUNTRYWIDE ASSET-BACKED 5 MV1	VAR RT 03/25/2033 DD 12/30/02	2,865	2,902	2,457
	COUNTRYWIDE HOME LOAN M 25 2A1	5.500% 11/27/2017 DD 10/01/02	5,118	5,210	5,276
	HOME EQUITY ASSET TRUST 4 M1	VAR RT 10/25/2033 DD 06/27/03	28,251	28,251	21,694
	HOME EQUITY ASSET TRUST 5 M1	VAR RT 12/25/2033 DD 08/28/03	20,846	20,846	15,500
	HOME EQUITY ASSET TRUST 5 M2	VAR RT 12/25/2033 DD 08/28/03	2,219	2,219	766
	FHLMC POOL #E7-6434	5.000% 05/01/2014 DD 04/01/99	1,869	1,888	2,004
	FHLMC POOL #E7-7225	5.000% 05/01/2014 DD 06/01/99	1,011	1,022	1,085
	FHLMC MULTICLASS MTG	6.500% 05/15/2012 DD 08/01/01	1,640	1,721	1,639
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	14,698	15,258	15,896
	FNMA POOL #0323743	5.000% 04/01/2014 DD 04/01/99	616	623	651
	FNMA POOL #0535168	5.500% 12/01/2014 DD 01/01/00	3,098	3,139	3,363
	FNMA POOL #0535241	5.000% 03/01/2014 DD 03/01/00	781	789	840
	FNMA POOL #0535978	5.500% 12/01/2014 DD 05/01/01	807	818	877
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	8,534	8,967	9,348
	FNMA POOL #0545728	5.500% 09/01/2014 DD 05/01/02	1,668	1,690	1,811
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	49,393	52,141	54,107
	FNMA POOL #0563311	5.500% 08/01/2014 DD 11/01/00	429	435	466
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	17,001	17,726	18,387
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	282	294	305
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	11,567	12,008	12,510
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	4,033	4,251	4,432
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	10,300	10,873	11,318
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	4,950	5,213	5,453
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	21,255	21,992	23,103
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	12,633	13,115	13,781
	FEDERAL NATL MTG ASSN	1.500% 06/26/2013 DD 05/21/10	1,000,000	1,001,924	1,017,600
	FEDERAL NATL MTG ASSN	2.750% 02/05/2014 DD 02/05/09	1,000,000	1,004,562	1,045,480
	GSAMP TRUST HE M1	VAR RT 11/20/2032 DD 11/27/02	15,744	16,011	11,127
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	85,071	85,071	60,358
	MORGAN STANLEY ABS CAPI NC6 M1	VAR RT 06/25/2033 DD 06/26/03	24,989	24,988	19,353
	MORGAN STANLEY ABS CAPI HE1 M1	VAR RT 05/25/2033 DD 06/27/03	38,992	38,992	29,506
	MORGAN STANLEY ABS CAPI NC7 M1	VAR RT 06/25/2033 DD 07/30/03	13,361	13,361	10,814
	MORGAN STANLEY ABS CAPI NC7 M2	VAR RT 06/25/2033 DD 07/30/03	1,371	1,371	784
	MORGAN STANLEY DW 02-NC5 M3	VAR RT 10/25/2032 DD 10/29/02	1,954	1,957	532
	RESIDENTIAL ASSET 03 RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	9,171	9,157	8,774
	SALOMON BROTHERS MORTGAG HE1 A	VAR RT 04/25/2033 DD 04/25/03	587	587	475
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		275,179	275,023
	TOTAL UNDERLYING ASSETS			2,785,906	2,761,650
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(71,706)
	CONTRACT VALUE				2,689,944

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ANGLO AMERICAN CAPITAL PLC	9.375% 04/08/2014 DD 04/08/09	1,100,000	1,325,148	1,255,694
	AT&T INC	5.625% 06/15/2016 DD 08/18/04	500,000	574,475	573,585
	BANK OF NEW YORK MELLON CORP/T	2.950% 06/18/2015 DD 06/18/10	1,200,000	1,250,448	1,244,472
	BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	1,200,000	1,296,348	1,242,792
	BEAR STEARNS COMMERCIA PW10 A4	5.405% 12/11/2040 DD 12/01/05	900,000	989,824	990,702
	BEAR STEARNS COMMERCIAL T16 A6	VAR RT 02/13/2046 DD 11/01/04	900,000	964,090	962,199
	BEAR STEARNS COS LLC/THE	5.550% 01/22/2017 DD 11/22/06	1,200,000	1,317,360	1,268,640
	BERKSHIRE HATHAWAY FINANCE COR	5.000% 08/15/2013 DD 08/06/08	1,200,000	1,302,168	1,277,820
	BHP BILLITON FINANCE USA LTD	5.250% 12/15/2015 DD 12/12/05	1,100,000	1,256,024	1,263,988
	BP CAPITAL MARKETS PLC	5.250% 11/07/2013 DD 11/07/08	1,200,000	1,304,916	1,287,072
	CAPITAL ONE FINANCIAL CO	2.125% 07/15/2014 DD 07/19/11	655,000	654,640	646,603
	CATERPILLAR FINANCIAL SERVICES	6.125% 02/17/2014 DD 02/12/09	1,100,000	1,244,100	1,217,898
	CELLCO PARTNERSHIP / VERIZON W	7.375% 11/15/2013 DD 05/15/09	1,100,000	1,254,814	1,224,784
	CFCRE COMMERICAL 2011 A2 144A	3.759% 04/15/2044 DD 04/01/11	405,000	416,011	421,674
	CISCO SYSTEMS INC	1.625% 03/14/2014 DD 03/16/11	1,050,000	1,065,414	1,069,677
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	1,200,000	1,328,124	1,253,652
	COMERICA BANK	5.750% 11/21/2016 DD 11/21/06	1,100,000	1,251,206	1,205,556
	COMMONWEALTH BANK OF AUSTRALIA	3.750% 10/15/2014 DD 10/15/09	1,201,000	1,266,430	1,237,390
	DIAGEO FINANCE BV	5.300% 10/28/2015 DD 10/28/05	1,100,000	1,251,932	1,251,481
	FEDERAL HOME LN MTG CORP	1.000% 08/20/2014 DD 07/26/11	1,040,000	1,047,654	1,046,573
	FEDERAL NATL MTG ASSN	1.000% 09/20/2013 DD 09/20/10	1,570,000	1,578,321	1,570,534
	FEDERAL NATL MTG ASSN	VAR RT 07/25/2014 DD 07/25/11	975,000	974,805	974,698
	GENERAL ELECTRIC CAPITAL CORP	5.400% 02/15/2017 DD 02/13/07	1,200,000	1,330,224	1,333,272
	GENWORTH FINANCIAL INC	8.625% 12/15/2016 DD 12/08/09	500,000	562,500	512,820
	GMAC COMMERCIAL MORTGAGE C1 A4	4.908% 03/10/2038 DD 04/01/04	265,000	282,753	280,187
	GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	1,300,000	1,318,239	1,256,086
	GS MORTGAGE SECURITIE GG10 AAB	VAR RT 08/10/2045 DD 07/01/07	250,000	263,359	262,668
	HEWLETT-PACKARD CO	6.125% 03/01/2014 DD 12/05/08	1,100,000	1,239,403	1,186,075
	HSBC BANK PLC	VAR RT 01/17/2014 DD 01/19/11	1,300,000	1,306,045	1,281,904
	HUTCHISON WHAMPOA INTERNATIONA	4.625% 09/11/2015 DD 09/11/09	1,200,000	1,283,904	1,270,188
	HYATT HOTELS CORP	3.875% 08/15/2016 DD 08/09/11	1,050,000	1,045,496	1,073,520
	IBM CORP	1.950% 07/22/2016 DD 07/22/11	250,000	256,198	257,290
	JEFFERIES GROUP INC	5.500% 03/15/2016 DD 03/08/04	500,000	544,325	458,750
	KINDER MORGAN ENERGY PARTNERS	5.125% 11/15/2014 DD 11/12/04	1,000,000	1,103,910	1,081,830
	LB-UBS COMMERCIAL MORTG C6 AAB	5.341% 09/15/2039 DD 09/11/06	949,468	1,011,629	996,837
	LB-UBS COMMERCIAL MORTGA C1 A4	4.568% 01/15/2031 DD 01/11/04	1,000,000	1,056,641	1,045,250
	LLOYDS TSB BANK PLC	4.375% 01/12/2015 DD 01/12/10	1,300,000	1,329,276	1,251,458
	MERCK & CO INC	4.750% 03/01/2015 DD 02/17/05	1,200,000	1,341,852	1,339,908
	MERRILL LYNCH & CO INC	6.050% 05/16/2016 DD 05/16/06	1,200,000	1,271,856	1,131,072
	MERRILL LYNCH MORTGAGE CKI1 A6	VAR RT 11/12/2037 DD 12/01/05	900,000	989,016	996,606
	MERRILL LYNCH MORTGAGE KEY1 A4	VAR RT 11/12/2035 DD 11/01/03	1,000,000	1,069,063	1,054,700
	METLIFE INC	6.750% 06/01/2016 DD 05/29/09	1,100,000	1,295,008	1,267,244
	MICROSOFT CORP	2.950% 06/01/2014 DD 05/18/09	1,200,000	1,268,520	1,274,724
	MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	1,200,000	1,315,920	1,202,088
	MORGAN STANLEY CAPI C2 A2 144A	3.476% 06/15/2044 DD 06/01/11	900,000	911,531	932,022
	MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	1,000,000	1,080,000	1,088,430
	NATIONAL AUSTRALIA BANK LTD	3.750% 03/02/2015 DD 03/02/10	1,200,000	1,257,144	1,238,340
	NATIONAL CITY PREFERRED CAPITA	VAR RT 12/29/2049 DD 01/30/08	500,000	541,250	525,070
	NBCUNIVERSAL MEDIA LLC	2.100% 04/01/2014 DD 04/01/11	1,300,000	1,322,100	1,321,424
	ORACLE CORP	5.250% 01/15/2016 DD 01/13/06	1,100,000	1,255,551	1,270,170
	PHILIP MORRIS INTERNATIONAL IN	6.875% 03/17/2014 DD 11/17/08	200,000	230,612	225,008
	RIO TINTO FINANCE USA LTD	8.950% 05/01/2014 DD 04/17/09	1,100,000	1,325,819	1,286,461
	ROYAL BANK OF SCOTLAND PLC/THE	4.375% 03/16/2016 DD 03/16/11	1,300,000	1,320,371	1,240,187
	SENIOR HOUSING PROPERTIES TRUS	4.300% 01/15/2016 DD 01/13/11	1,300,000	1,322,087	1,281,215
	SHELL INTERNATIONAL FINANCE BV	4.000% 03/21/2014 DD 03/23/09	1,200,000	1,293,708	1,289,808
	SIMON PROPERTY GROUP LP	4.200% 02/01/2015 DD 01/25/10	1,398,000	1,498,670	1,482,467
	STATE STREET CORP	2.875% 03/07/2016 DD 03/07/11	1,300,000	1,332,994	1,338,051

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	725,000	762,149	766,253
	TYCO INTERNATIONAL FINANCE SA	6.000% 11/15/2013 DD 11/12/03	1,200,000	1,329,276	1,299,996
	U S TREASURY NOTE	1.250% 03/15/2014 DD 03/15/11	6,260,000	6,396,448	6,392,524
	U S TREASURY NOTE	1.250% 02/15/2014 DD 02/15/11	60,000	60,038	61,233
	U S TREASURY NOTE	0.625% 02/28/2013 DD 02/28/11	21,264,000	21,336,654	21,374,360
	U S TREASURY NOTE	0.250% 09/15/2014 DD 09/15/11	5,155,000	5,141,508	5,142,113
	U S TREASURY NOTE	1.000% 09/30/2016 DD 09/30/11	1,570,000	1,570,920	1,586,187
	U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	2,000,000	1,991,875	2,006,100
	US BANCORP	1.125% 10/30/2013 DD 11/02/10	1,100,000	1,097,855	1,102,057
	VIRGIN MEDIA SECURED FINANCE P	6.500% 01/15/2018 DD 06/15/10	1,200,000	1,320,000	1,275,000
	VOLVO TREASURY AB	5.950% 04/01/2015 DD 10/06/09	600,000	669,036	637,302
	WACHOVIA BANK COMMERCIA C17 A4	VAR RT 03/15/2042 DD 03/01/05	1,000,000	1,085,938	1,084,370
	WACHOVIA CORP	5.625% 10/15/2016 DD 10/23/06	1,200,000	1,326,348	1,306,440
	U S TREASURY NOTE	0.250% 09/15/2014 DD 09/15/11	5,155,000	(5,145,474)	(5,145,474)
	U S TREASURY NOTE	0.625% 02/28/2013 DD 02/28/11	(5,380,000)	5,419,498	5,419,498
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		1,923,400	1,923,400
	TOTAL UNDERLYING ASSETS			108,376,694	107,051,972
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(2,005,207)
	CONTRACT VALUE				105,046,765

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABB TREASURY CENTER USA I 144A	2.500% 06/15/2016 DD 06/17/11	660,000	655,829	663,650
	ALTRIA GROUP INC	9.700% 11/10/2018 DD 11/10/08	10,000	13,406	13,454
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	440,000	547,080	590,814
	ALTRIA GROUP INC	4.750% 05/05/2021 DD 05/05/11	40,000	39,830	44,042
	AMB PROPERTY LP	4.500% 08/15/2017 DD 08/09/10	215,000	212,680	214,589
	AMEREN CORP	8.875% 05/15/2014 DD 05/15/09	345,000	343,292	386,597
	AMERICAN EXPRESS CREDIT CORP	7.300% 08/20/2013 DD 08/20/08	520,000	595,456	564,335
	AMERICAN EXPRESS CREDIT CORP	2.750% 09/15/2015 DD 09/13/10	230,000	225,860	231,219
	AMERICAN INTERNATIONAL GROUP I	5.850% 01/16/2018 DD 12/12/07	235,000	233,057	229,832
	AMERICAN INTERNATIONAL GROUP I	5.600% 10/18/2016 DD 10/18/06	400,000	416,954	385,536
	AMERICAN INTL GROUP	4.875% 09/15/2016 DD 09/13/11	205,000	202,790	193,994
	AMERICREDIT AUTOMOBILE RE A3	1.270% 04/08/2015 DD 11/18/10	196,000	195,969	196,210
	AMGEN INC	4.100% 06/15/2021 DD 06/30/11	250,000	250,465	256,443
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	310,000	309,132	312,824
	AMOT 2010-1 A	VAR RT 01/15/2015 DD 02/12/10	585,000	596,494	592,102
	ANADARKO PETROLEUM CORP	5.950% 09/15/2016 DD 09/19/06	135,000	122,301	153,029
	ANHEUSER-BUSCH INBEV WOR	1.500% 07/14/2014 DD 07/14/11	450,000	449,987	453,218
	ARCELORMITTAL	3.750% 08/05/2015 DD 08/05/10	150,000	148,685	143,397
	AT&T INC	3.875% 08/15/2021 DD 08/18/11	300,000	310,169	317,325
	AT&T INC	6.700% 11/15/2013 DD 11/17/08	645,000	643,897	711,054
	AT&T INC	2.500% 08/15/2015 DD 07/30/10	270,000	269,174	279,577
	AVNET INC	6.625% 09/15/2016 DD 09/12/06	175,000	175,429	195,769
	BAE SYS HLDGS INC GTD NT 144A	5.200% 08/15/2015 DD 07/25/05	305,000	284,083	327,939
	BANC OF AMERICA COMMERCIA 2 A4	VAR RT 07/10/2043 DD 06/01/05	43,728	42,051	43,708
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	500,000	477,501	451,105
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	310,000	297,446	292,801
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	70,000	56,991	66,693
	BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10	100,000	99,642	92,373
	BANK OF AMERICA CORP	5.875% 01/05/2021 DD 12/21/10	190,000	196,316	180,848
	BANK OF NEW YORK MELLON	2.400% 01/17/2017 DD 11/23/11	380,000	379,312	379,141
	BARCLAYS BANK PLC	5.125% 01/08/2020 DD 01/08/10	460,000	472,443	472,521
	BARCLAYS BANK PLC	6.050% 12/04/2017 DD 12/04/07	150,000	164,481	135,639
	BAT INTERNATIONAL FINANCE PLC	9.500% 11/15/2018 DD 11/21/08	165,000	163,442	224,050
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06	490,000	398,431	543,214
	BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06	190,000	204,517	208,510
	BEAR STEARNS COMMERCIA PWR7 A3	VAR RT 02/11/2041 DD 03/01/05	730,000	696,159	791,013
	BEAR STEARNS COMMERCIAL T18 A4	VAR RT 02/13/2042 DD 04/01/05	430,000	414,597	466,361
	BEAR STEARNS COMMERCIAL T24 A4	5.537% 10/12/2041 DD 10/01/06	140,000	151,397	157,174
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	150,000	149,562	167,585
	BECTON DICKINSON	1.750% 11/08/2016 DD 11/08/11	600,000	599,802	604,512
	BELLSOUTH CORP	4.750% 11/15/2012 DD 11/15/04	325,000	324,207	335,881
	BG ENERGY CAPITAL PLC	4.000% 10/15/2021 DD 10/12/11	650,000	644,865	670,001
	BHP BILLITON FIN USA LTD	1.125% 11/21/2014 DD 11/21/11	400,000	398,580	400,940
	BHP BILLITON FIN USA LTD	1.875% 11/21/2016 DD 11/21/11	350,000	348,142	353,546
	BOSTON PROPERTIES LP	3.700% 11/15/2018 DD 11/10/11	160,000	159,627	163,373
	BOTTLING GROUP LLC	4.125% 06/15/2015 DD 06/10/03	600,000	645,000	656,790
	BP CAPITAL MARKETS PLC	3.125% 10/01/2015 DD 10/01/10	475,000	473,651	497,525
	BP CAPITAL MARKETS PLC	4.742% 03/11/2021 DD 03/11/11	355,000	371,034	402,091
	BP CAPITAL MARKETS PLC	3.561% 11/01/2021 DD 11/01/11	80,000	80,000	83,286
	BP CAPITAL MARKETS PLC	2.248% 11/01/2016 DD 11/01/11	355,000	355,000	357,265
	CANADA GOVERNMENT INTERNATIONA	2.375% 09/10/2014 DD 09/10/09	1,365,000	1,360,085	1,433,427
	CANADIAN NATIONAL RAILWAY CO	2.850% 12/15/2021 DD 11/15/11	630,000	625,277	638,555
	CANADIAN NATL RAILWAY	1.450% 12/15/2016 DD 11/15/11	540,000	535,874	536,971
	CAPITAL ONE BANK USA NA	8.800% 07/15/2019 DD 06/25/09	250,000	316,473	285,998
	CAPITAL ONE FINANCIAL CO	2.125% 07/15/2014 DD 07/19/11	560,000	559,692	552,821
	CAPITAL ONE FINANCIAL CORP	6.150% 09/01/2016 DD 08/29/06	350,000	362,737	364,186
	CAPITAL ONE FINANCIAL CORP	7.375% 05/23/2014 DD 05/22/09	180,000	179,120	197,768
	CARDINAL HEALTH INC	5.800% 10/15/2016 DD 10/15/07	260,000	291,382	297,944
	CARGILL INC	4.307% 05/14/2021 DD 05/16/11	564,000	553,557	613,045
	CAROLINA POWER & LIGHT CO	6.500% 07/15/2012 DD 07/30/02	395,000	417,709	406,807
	CATERPILLAR FINANCIAL SE	2.050% 08/01/2016 DD 07/29/11	300,000	299,319	307,965

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	CATERPILLAR FINANCIAL SERVICES	1.375% 05/20/2014 DD 05/20/11	350,000	349,815	354,382
	CBS CORP	5.750% 04/15/2020 DD 04/05/10	400,000	418,087	449,712
	CBS CORP	5.500% 05/15/2033 DD 05/14/03	200,000	189,952	205,478
	CELLCO PARTNERSHIP / VERIZON W	8.500% 11/15/2018 DD 05/15/09	325,000	321,539	438,653
	CENTERPOINT ENERGY HOUSTON ELE	7.000% 03/01/2014 DD 01/09/09	355,000	354,922	399,041
	CIGNA CORP	2.750% 11/15/2016 DD 11/10/11	410,000	410,259	409,102
	CIGNA CORP	2.750% 11/15/2016 DD 11/10/11	475,000	474,625	473,960
	CISCO SYSTEMS INC	1.625% 03/14/2014 DD 03/16/11	270,000	269,679	275,060
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	145,000	152,520	143,508
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	200,000	215,668	213,446
	CITIGROUP INC	6.125% 05/15/2018 DD 05/12/08	100,000	110,171	106,436
	CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	795,000	876,581	935,787
	CITIGROUP INC	5.500% 10/15/2014 DD 09/24/09	65,000	64,672	66,823
	CITIGROUP INC	4.500% 01/14/2022 DD 11/01/11	80,000	79,208	76,962
	CITIGROUP INC	5.000% 09/15/2014 DD 09/16/04	120,000	123,798	118,765
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	1,770,000	1,952,420	1,849,137
	CLEVELAND ELECTRIC ILLUMINATIN	5.650% 12/15/2013 DD 06/15/04	170,000	168,640	181,439
	CLOROX CO	5.450% 10/15/2012 DD 10/09/07	465,000	464,368	481,782
	CME GROUP INDEX SERVICES LLC	4.400% 03/15/2018 DD 03/18/10	690,000	688,620	733,111
	COCA-COLA CO/THE	1.800% 09/01/2016 DD 08/10/11	425,000	424,915	432,289
	COCA-COLA ENTERPRISES INC	2.125% 09/15/2015 DD 09/14/10	375,000	373,620	381,521
	COCA-COLA ENTERPRISES INC	3.500% 09/15/2020 DD 09/14/10	400,000	409,052	418,540
	COMCAST CABLE COMMUNICATIONS H	8.375% 03/15/2013 DD 11/18/02	330,000	323,601	358,878
	COMCAST CORP	4.950% 06/15/2016 DD 06/09/05	395,000	425,040	437,451
	COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2042 DD 01/01/12	4,100,000	4,273,129	4,299,875
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2042 DD 01/01/12	4,500,000	4,594,219	4,627,980
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2042 DD 01/01/12	4,400,000	4,589,531	4,622,068
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2042 DD 01/01/12	4,000,000	4,375,000	4,404,360
	COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2042 DD 01/01/12	2,300,000	2,535,391	2,559,118
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2042 DD 01/01/12	4,200,000	4,483,188	4,505,172
	COMMONWEALTH EDISON	1.950% 09/01/2016 DD 09/07/11	300,000	300,000	299,493
	CONTINENTAL AIRLS PASSTHRU TR	5.983% 04/19/2022 DD 04/10/07	65,063	65,063	67,744
	CORPORACION NACIONAL 144A	6.375% 11/30/2012 DD 12/02/02	90,000	89,600	94,013
	COX COMMUNICATIONS INC	5.450% 12/15/2014 DD 12/15/04	275,000	269,627	305,258
	COX COMMUNICATIONS INC	6.250% 06/01/2018 DD 06/05/08	175,000	206,817	203,791
	CREDIT SUISSE AG	5.400% 01/14/2020 DD 01/14/10	560,000	558,634	528,170
	CREDIT SUISSE MORTGAGE C C4 A3	5.467% 09/15/2039 DD 09/01/06	425,000	451,629	451,992
	CVS CAREMARK CORP	5.750% 06/01/2017 DD 05/25/07	350,000	385,371	408,394
	CVS CAREMARK CORP	6.250% 06/01/2027 DD 05/25/07	75,000	81,024	90,743
	CVS CAREMARK CORP	6.600% 03/15/2019 DD 03/13/09	130,000	157,920	158,458
	DAIMLER FINANCE NA LLC 144A	1.875% 09/15/2014 DD 09/14/11	390,000	388,768	387,890
	DBUBS MORTGAGE TRUST	5.002% 11/10/2021 DD 02/01/11	195,000	196,998	219,593
	DIRECTV HOLDINGS LLC / DIRECTV	5.200% 03/15/2020 DD 03/11/10	155,000	170,810	167,061
	DIRECTV HOLDINGS LLC / DIRECTV	4.600% 02/15/2021 DD 08/17/10	340,000	361,299	353,515
	DIRECTV HOLDINGS LLC / DIRECTV	3.500% 03/01/2016 DD 03/10/11	110,000	109,792	113,401
	DIRECTV HOLDINGS LLC / DIRECTV	7.625% 05/15/2016 DD 05/14/08	615,000	678,806	652,669
	DIRECTV HOLDINGS LLC / DIRECTV	3.550% 03/15/2015 DD 03/11/10	325,000	331,390	338,283
	DISCOVERY COMMUNICATIONS LLC	3.700% 06/01/2015 DD 06/03/10	420,000	423,548	441,731
	DOMINION RESOURCES INC/VA	6.400% 06/15/2018 DD 06/17/08	255,000	254,760	307,749
	DR PEPPER SNAPPLE GROUP INC	2.900% 01/15/2016 DD 01/11/11	495,000	497,103	513,374
	DUKE ENERGY CAROLINAS	1.750% 12/15/2016 DD 12/08/11	455,000	454,258	458,490
	DUKE ENERGY CORP	5.650% 06/15/2013 DD 06/16/08	400,000	399,212	426,052
	DUKE REALTY LP	5.950% 02/15/2017 DD 08/24/06	30,000	30,450	32,254
	DUKE REALTY LP	7.375% 02/15/2015 DD 08/11/09	195,000	216,771	214,149
	ECOLAB INC	2.375% 12/08/2014 DD 12/08/11	600,000	599,640	611,652
	EGYPT GOVERNMENT AID BONDS	4.450% 09/15/2015 DD 09/27/05	1,340,000	1,465,855	1,499,085
	EI DU PONT DE NEMOURS & CO	5.000% 01/15/2013 DD 12/03/07	76,000	75,978	79,276
	ELI LILLY & CO	5.200% 03/15/2017 DD 03/14/07	575,000	665,379	664,211
	EMBARQ CORP	7.082% 06/01/2016 DD 05/17/06	180,000	186,275	195,111
	ENTERGY ARKANSAS INC	5.400% 08/01/2013 DD 07/17/08	635,000	634,956	673,386
	ERAC USA FIN CO GTD NT 144A	5.600% 05/01/2015 DD 04/20/05	325,000	357,256	355,440
	ERAC USA FINANCE LLC	2.750% 07/01/2013 DD 07/01/10	30,000	29,954	30,506

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	EVEREST REINSURANCE HOLDINGS I	5.400% 10/15/2014 DD 10/12/04	250,000	250,055	264,428
	EXPORT-IMPORT BANK OF KOREA	5.875% 01/14/2015 DD 07/14/09	760,000	755,638	815,077
	EXPRESS SCRIPTS INC	6.250% 06/15/2014 DD 06/09/09	180,000	179,233	196,189
	EXPRESS SCRIPTS INC	3.125% 05/15/2016 DD 05/02/11	210,000	209,154	211,163
	EXPRESS SCRIPTS INC	6.250% 06/15/2014 DD 06/09/09	395,000	414,553	430,526
	FDIC COMMERCIAL MORT C1 A 144A	1.840% 03/25/2017 DD 04/01/11	708,134	708,134	714,818
	FEDERAL HOME LN MTG CORP	0.625% 12/29/2014 DD 12/16/11	2,930,000	2,922,001	2,927,861
	FEDERAL NATL MTG ASSN	5.000% 03/15/2016 DD 02/16/06	2,025,000	2,348,393	2,359,773
	FEDERAL NATL MTG ASSN	1.625% 10/26/2015 DD 09/27/10	10,375,000	10,637,366	10,632,404
	FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	452,313	434,397	486,675
	FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	83,838	80,518	91,780
	FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	198,993	191,111	214,734
	FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	8,998	8,642	9,682
	FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	889,175	852,774	956,450
	FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	3,360,733	3,318,723	3,615,006
	FHLMC POOL #B1-1979	5.500% 01/01/2019 DD 01/01/04	27,472	27,502	29,698
	FHLMC POOL #B1-5149	5.500% 06/01/2019 DD 06/01/04	56,766	58,770	61,667
	FHLMC POOL #B1-5992	5.500% 08/01/2019 DD 08/01/04	86,779	89,844	94,272
	FHLMC POOL #B1-6466	5.500% 09/01/2019 DD 09/01/04	193,233	193,444	209,916
	FHLMC POOL #E0-1216	5.500% 10/01/2017 DD 10/01/02	101,953	105,554	109,888
	FHLMC POOL #E0-1648	5.500% 05/01/2019 DD 05/01/04	11,557	11,965	12,493
	FHLMC POOL #E9-2026	5.500% 10/01/2017 DD 10/01/02	162,393	168,128	176,110
	FHLMC POOL #E9-9911	5.500% 10/01/2018 DD 09/01/03	114,349	118,387	124,221
	FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	330,275	310,227	355,367
	FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	1,358,244	1,367,582	1,475,651
	FHLMC POOL #G1-0847	5.500% 11/01/2013 DD 11/01/98	1,485	1,537	1,607
	FHLMC POOL #G1-2164	6.500% 05/01/2017 DD 05/01/06	1,819	1,848	1,869
	FHLMC POOL #G1-2165	6.500% 01/01/2019 DD 05/01/06	2,226	2,261	2,422
	FHLMC MULTICLASS MTG	3.250% 06/15/2017 DD 06/01/03	69,172	66,362	69,944
	FHLMC MULTICLASS MTG	5.000% 01/15/2033 DD 10/01/03	455,835	447,537	482,082
	FHLMC MULTICLASS MTG 2736 PD	5.000% 03/15/2032 DD 01/01/04	590,181	577,962	609,379
	FHLMC MULTICLASS MTG K001 A2	VAR RT 04/25/2016 DD 08/01/06	390,967	392,922	432,887
	FHLMC MULTICLASS MTG K003 A5	5.085% 03/25/2019 DD 06/01/09	175,000	176,749	200,890
	FINANCEMENT-QUEBEC	5.000% 10/25/2012 DD 10/25/02	15,000	14,537	15,508
	FISCAL YR 2005 SECURITIZATION	4.930% 04/01/2020 DD 12/02/04	270,000	290,145	310,662
	FNMA POOL #0251196	7.000% 09/01/2012 DD 08/01/97	759	1,197	774
	FNMA POOL #0252441	6.000% 05/01/2019 DD 04/01/99	22,012	23,983	24,248
	FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	779,740	764,481	850,673
	FNMA POOL #0545892	5.210% 10/01/2012 DD 09/01/02	466,859	509,004	471,387
	FNMA POOL #0555435	4.644% 05/01/2013 DD 05/01/03	587,338	581,809	600,589
	FNMA POOL #0555648	4.693% 06/01/2013 DD 07/01/03	851,488	885,780	873,175
	FNMA POOL #0693008	5.000% 05/01/2018 DD 05/01/03	8,543	8,573	9,227
	FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	318,623	302,654	344,571
	FNMA POOL #0726028	5.000% 08/01/2018 DD 07/01/03	45,501	45,664	49,145
	FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	160,666	161,720	175,633
	FNMA POOL #0733371	5.000% 08/01/2018 DD 07/01/03	113,390	114,453	122,472
	FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	130,114	130,968	142,235
	FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	218,669	220,104	239,040
	FNMA POOL #0735065	4.648% 08/01/2013 DD 11/01/04	884,575	888,929	904,372
	FNMA POOL #0738499	5.500% 09/01/2033 DD 09/01/03	193,759	195,031	211,810
	FNMA POOL #0738632	5.000% 11/01/2018 DD 11/01/03	174,845	176,484	188,849
	FNMA POOL #0743133	5.000% 10/01/2018 DD 09/01/03	187,977	189,740	203,033
	FNMA POOL #0743186	5.000% 10/01/2018 DD 09/01/03	404,438	408,230	439,232
	FNMA POOL #0743859	5.000% 11/01/2018 DD 10/01/03	409,619	413,459	442,425
	FNMA POOL #0743887	5.000% 11/01/2018 DD 10/01/03	174,369	176,004	188,334
	FNMA POOL #0747866	5.000% 11/01/2018 DD 11/01/03	216,956	218,990	235,282
	FNMA POOL #0757861	5.000% 10/01/2018 DD 11/01/03	154,227	155,673	166,579
	FNMA POOL #0778421	5.000% 08/01/2035 DD 07/01/05	63,849	62,801	69,029
	FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	170,841	168,038	184,701
	FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	92,991	91,466	102,337
	FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	16,159	15,894	17,470
	FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	249,851	245,752	270,121

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	30,062	28,535	32,501
	FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	305,487	300,475	330,271
	FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	219,468	215,867	237,273
	FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	211,582	208,111	228,748
	FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	294,012	289,189	317,866
	FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	307,021	296,899	331,930
	FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	115,057	109,290	124,391
	FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	76,186	72,367	82,367
	FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	300,297	285,247	324,660
	FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	382,578	363,405	413,617
	FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	130,213	123,601	140,777
	FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	25,606	25,105	27,935
	FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	2,006,407	2,001,704	2,193,324
	FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	950,596	919,182	1,027,718
	FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	272,449	267,383	297,233
	FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	31,057	29,501	33,577
	FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	46,887	46,015	51,152
	FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	850,257	830,262	935,707
	FNMA GTD REMIC P/T 06-51 PA	5.500% 02/25/2030 DD 05/01/06	60,969	60,709	60,940
	FORD CREDIT AUTO OWNER TR D A4	2.980% 08/15/2014 DD 09/11/09	360,000	359,941	367,891
	FORD CREDIT FLOORPLAN MAS 1 A1	2.120% 02/15/2016 DD 02/24/11	270,000	269,988	273,594
	FRANCE TELECOM SA	2.125% 09/16/2015 DD 09/16/10	295,000	293,431	292,262
	GENERAL ELEC CAP CORP	3.350% 10/17/2016 DD 10/17/11	400,000	399,524	416,560
	GENERAL ELECTRIC CAPITAL CORP	5.625% 09/15/2017 DD 09/24/07	400,000	439,608	442,712
	GENERAL ELECTRIC CAPITAL CORP	5.625% 05/01/2018 DD 04/21/08	425,000	461,129	476,000
	GENERAL ELECTRIC CAPITAL CORP	5.500% 01/08/2020 DD 01/08/10	95,000	94,675	104,528
	GENERAL ELECTRIC CAPITAL CORP	3.500% 06/29/2015 DD 06/28/10	50,000	49,930	52,428
	GENZYME CORP	3.625% 06/15/2015 DD 06/17/10	555,000	588,267	592,574
	GILEAD SCIENCES INC	2.400% 12/01/2014 DD 12/13/11	460,000	459,425	468,285
	GNMA POOL #0249532	8.500% 04/15/2018 DD 05/01/88	13,239	14,297	13,920
	GNMA POOL #0345910	6.000% 12/15/2023 DD 12/01/93	20,434	21,296	23,262
	GNMA POOL #0427239	6.000% 01/15/2028 DD 01/01/98	1,003	1,046	1,145
	GNMA POOL #0434429	6.500% 06/15/2014 DD 07/01/99	11,339	14,115	12,442
	GNMA POOL #0462428	6.500% 12/15/2012 DD 12/01/97	93	129	94
	GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	6,076	6,332	6,933
	GNMA POOL #0477585	6.500% 09/15/2013 DD 09/01/98	1,258	1,822	1,380
	GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	3,452	3,598	3,939
	GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	13,756	14,379	15,696
	GNMA POOL #0493395	6.500% 01/15/2014 DD 01/01/99	8,340	9,725	9,151
	GNMA POOL #0513006	6.500% 07/15/2014 DD 07/01/99	3,809	4,837	4,180
	GNMA POOL #0517858	6.500% 09/15/2014 DD 09/01/99	9,949	11,083	10,917
	GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	1,685	1,737	1,918
	GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	20,866	21,812	23,819
	GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	639,915	662,062	725,062
	GNMA II POOL #0782071	7.000% 05/15/2033 DD 03/01/06	139,595	145,659	162,064
	GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	335,000	373,866	369,977
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/15/2027 DD 11/09/06	350,000	309,442	328,066
	GOLDMAN SACHS GROUP INC/THE	5.625% 01/15/2017 DD 01/10/07	350,000	371,200	343,207
	GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	290,000	289,921	280,204
	GOLDMAN SACHS GROUP INC/THE	6.250% 09/01/2017 DD 08/30/07	145,000	140,975	151,589
	GOLDMAN SACHS GROUP INC/THE	5.150% 01/15/2014 DD 01/13/04	590,000	601,517	601,228
	GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	785,000	785,032	758,483
	HARLEY DAVIDSON 07 3 CL A-4A	5.520% 11/15/2013 DD 08/30/07	29,923	30,279	30,183
	HARSCO CORP	2.700% 10/15/2015 DD 09/20/10	630,000	629,395	649,738
	HCP INC	6.450% 06/25/2012 DD 06/25/02	155,000	155,471	157,857
	HCP INC	6.000% 03/01/2015 DD 02/28/03	95,000	94,471	101,662
	HCP INC	5.650% 12/15/2013 DD 12/04/06	125,000	124,710	131,458
	HCP INC	6.000% 01/30/2017 DD 01/22/07	85,000	91,478	91,970
	HEWLETT-PACKARD CO	3.750% 12/01/2020 DD 12/02/10	55,000	54,467	54,289
	HEWLETT-PACKARD CO	4.300% 06/01/2021 DD 05/31/11	370,000	379,136	379,409
	HEWLETT-PACKARD CO	3.000% 09/15/2016 DD 09/19/11	475,000	473,974	478,349
	HOME DEPOT INC	5.875% 12/16/2036 DD 12/19/06	375,000	442,516	470,580

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	HP ENTERPRISE SERVICES LLC	6.000% 08/01/2013 DD 06/30/03	375,000	401,040	397,526
	HSBC BANK PLC	3.500% 06/28/2015 DD 06/28/10	110,000	109,910	110,888
	HSBC BANK USA NA	4.875% 08/24/2020 DD 08/24/10	300,000	297,243	278,382
	HSBC HOLDINGS PLC	5.100% 04/05/2021 DD 04/05/11	365,000	367,372	387,845
	HUTCHISON WHAMPOA INTERNATIONA	4.625% 09/11/2015 DD 09/11/09	450,000	473,490	476,321
	HYUNDAI CAPITAL SERVICES INC	4.375% 07/27/2016 DD 01/27/11	755,000	750,523	769,994
	IBERDROLA INTERNATIONAL BV	6.750% 06/15/2012 DD 06/14/02	620,000	637,484	634,018
	IBM CORP	0.875% 10/31/2014 DD 11/01/11	875,000	874,020	875,315
	IBM CORP	1.950% 07/22/2016 DD 07/22/11	535,000	531,940	550,601
	INTEL CORP	1.950% 10/01/2016 DD 09/19/11	1,455,000	1,452,774	1,495,769
	JOHN DEERE CAPITAL CORP	3.150% 10/15/2021 DD 10/11/11	85,000	84,617	86,629
	JP MORGAN CHASE COMMERC CBX A6	4.899% 01/12/2037 DD 11/01/04	300,000	301,488	318,015
	JPMORGAN CHASE & CO	5.125% 09/15/2014 DD 09/15/04	50,000	53,929	52,715
	JPMORGAN CHASE & CO	6.125% 06/27/2017 DD 06/27/07	800,000	828,230	879,288
	JPMORGAN CHASE & CO	4.950% 03/25/2020 DD 03/25/10	150,000	149,942	159,431
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	250,000	247,065	251,755
	JPMORGAN CHASE & CO	4.350% 08/15/2021 DD 08/10/11	250,000	248,800	252,478
	JPMORGAN CHASE & CO	3.700% 01/20/2015 DD 09/18/09	630,000	646,947	653,184
	JPMORGAN CHASE & CO	3.150% 07/05/2016 DD 06/29/11	225,000	224,460	224,630
	JPMORGAN CHASE BANK NA	6.000% 10/01/2017 DD 09/24/07	805,000	903,862	865,939
	KANSAS GAS & ELECTRIC	6.700% 06/15/2019 DD 06/11/09	400,000	404,678	495,908
	KIMBERLY-CLARK CORP	6.125% 08/01/2017 DD 07/30/07	480,000	567,240	587,131
	KIMCO REALTY CORP	5.584% 11/23/2015 DD 11/21/05	175,000	175,079	188,220
	KIMCO REALTY CORP	6.875% 10/01/2019 DD 09/24/09	160,000	159,744	184,109
	KIMCO REALTY CORP	4.300% 02/01/2018 DD 09/03/10	75,000	74,739	76,047
	KINDER MORGAN ENERGY PARTNERS	5.800% 03/01/2021 DD 09/16/09	325,000	353,321	367,793
	KINROSS GOLD CORP 144A	3.625% 09/01/2016 DD 08/22/11	315,000	313,724	306,898
	KROGER CO/THE	5.000% 04/15/2013 DD 03/27/08	720,000	735,084	753,228
	LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	210,000	230,344	237,739
	LIBERTY MUT GRP INC 144A	5.750% 03/15/2014 DD 03/23/04	205,000	203,485	213,774
	LIBERTY PROPERTY LP	6.625% 10/01/2017 DD 09/25/07	110,000	109,324	124,385
	LLOYDS TSB BANK PLC	4.875% 01/21/2016 DD 01/21/11	225,000	224,822	219,281
	LOCKHEED MARTIN CORP	2.125% 09/15/2016 DD 09/09/11	260,000	259,802	260,424
	LORILLARD TOBACCO CO	8.125% 06/23/2019 DD 06/23/09	40,000	47,580	47,648
	LORILLARD TOBACCO CO	6.875% 05/01/2020 DD 04/12/10	100,000	110,917	111,744
	LORILLARD TOBACCO CO	3.500% 08/04/2016 DD 08/04/11	80,000	79,782	80,918
	MARATHON PETROLEUM CORP	3.500% 03/01/2016 DD 09/01/11	240,000	239,981	244,294
	MASSMUTUAL GLOBAL FUNDING II	3.125% 04/14/2016 DD 04/14/11	460,000	459,853	475,594
	MEDTRONIC INC	3.000% 03/15/2015 DD 03/16/10	415,000	437,991	438,248
	MERCK & CO INC	3.875% 01/15/2021 DD 12/10/10	500,000	498,490	562,885
	MERRILL LYNCH & CO INC	6.875% 04/25/2018 DD 04/25/08	905,000	997,187	892,276
	MEXICO GOVERNMENT INTERNATIONA	5.875% 02/17/2014 DD 02/17/09	405,000	447,120	438,413
	MORGAN STANELY CAP I 11-CA A4	VAR RT 09/15/2047 DD 02/01/11	385,000	396,000	434,145
	MORGAN STANLEY	6.625% 04/01/2018 DD 04/01/08	690,000	732,622	681,334
	MORGAN STANLEY	5.550% 04/27/2017 DD 04/27/07	100,000	99,697	96,481
	MORGAN STANLEY	6.250% 08/28/2017 DD 08/28/07	55,000	54,919	53,826
	MORGAN STANLEY	5.500% 07/28/2021 DD 07/28/11	200,000	197,066	184,928
	MORGAN STANLEY	4.200% 11/20/2014 DD 11/20/09	150,000	149,940	144,666
	MORGAN STANLEY	3.800% 04/29/2016 DD 04/29/11	185,000	184,817	170,442
	MORGAN STANLEY	3.800% 04/29/2016 DD 04/29/11	840,000	839,993	773,900
	MORGAN STANLEY CAPITAL T23 A4	VAR RT 08/12/2041 DD 08/01/06	140,000	121,756	159,928
	NABISCO INC	7.550% 06/15/2015 DD 06/15/95	650,000	781,157	768,677
	NBC UNIVERSAL MEDIA LLC	4.375% 04/01/2021 DD 04/01/11	350,000	349,913	369,373
	NBCUNIVERSAL MEDIA LLC	2.875% 04/01/2016 DD 04/01/11	410,000	400,279	417,999
	NCUA GUARANTEED NOTES	1.400% 06/12/2015 DD 06/16/11	600,000	599,166	607,794
	NCUA GUARANTEED NOTES C1 A2	2.900% 10/29/2020 DD 11/10/10	745,000	738,284	786,578
	NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10	3,357,718	3,340,561	3,509,286
	NEWS AMERICA INC	4.500% 02/15/2021 DD 08/15/11	345,000	342,522	361,736
	NEXEN INC	6.200% 07/30/2019 DD 07/30/09	275,000	320,427	319,580
	OBP 2010-OBP A	4.646% 07/15/2045 DD 07/01/10	280,000	283,068	313,018
	PACIFICORP	5.500% 01/15/2019 DD 01/08/09	500,000	589,300	590,045
	PEPSICO INC	0.800% 08/25/2014 DD 08/29/11	195,000	194,238	194,836

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	PEPSICO INC/NC	7.900% 11/01/2018 DD 10/24/08	33,000	32,920	44,552
	PEPSICO INC/NC	3.125% 11/01/2020 DD 10/26/10	100,000	99,167	103,930
	PETROBRAS INTERNATIONAL FIN CO	5.875% 03/01/2018 DD 11/01/07	375,000	407,288	408,750
	PETROBRAS INTERNATIONAL FINANC	3.875% 01/27/2016 DD 01/27/11	700,000	711,760	721,147
	PFIZER INC	6.200% 03/15/2019 DD 03/24/09	175,000	174,823	215,934
	PITNEY BOWES INC	5.250% 01/15/2037 DD 11/17/06	170,000	175,950	173,240
	PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	405,000	425,594	440,494
	PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	590,000	633,181	641,708
	PRINCIPAL FINANCIAL GROUP INC	7.875% 05/15/2014 DD 05/21/09	235,000	235,000	262,016
	PROCTER & GAMBLE ESOP DEB SR-A	9.360% 01/01/2021 DD 12/04/90	234,888	299,482	316,122
	PROVINCE OF BRITISH COLUMBIA C	2.100% 05/18/2016 DD 05/18/11	555,000	554,895	577,466
	PROVINCE OF ONTARIO CANADA	2.300% 05/10/2016 DD 05/10/11	1,245,000	1,244,895	1,282,101
	PSEG POWER LLC	2.750% 09/15/2016 DD 09/19/11	130,000	129,670	130,637
	REALTY INCOME CORP	6.750% 08/15/2019 DD 09/05/07	300,000	299,481	341,991
	REPUBLIC OF KOREA	4.250% 06/01/2013 DD 06/03/03	530,000	560,570	547,962
	ROCHE HOLDINGS INC	6.000% 03/01/2019 DD 02/25/09	375,000	369,105	455,779
	ROCHE HOLDINGS INC	5.000% 03/01/2014 DD 02/25/09	470,000	517,531	508,446
	ROYAL BANK OF SCOTLAND PLC/THE	3.950% 09/21/2015 DD 09/20/10	75,000	74,845	70,328
	SAFEWAY INC	3.400% 12/01/2016 DD 12/05/11	365,000	364,803	374,333
	SANOFI	1.200% 09/30/2014 DD 09/30/11	400,000	399,508	403,104
	SBA TOWER TRUST	4.254% 04/15/2015 DD 04/16/10	375,000	375,000	385,511
	SEARIVER MARITIME INC	0.000% 09/01/2012 DD 09/01/82	250,000	244,125	248,220
	SHELL INTERNATIONAL FINANCE BV	4.375% 03/25/2020 DD 03/25/10	500,000	564,375	583,735
	SIMON PROPERTY GROUP LP	6.125% 05/30/2018 DD 05/19/08	325,000	370,165	373,103
	SIMON PROPERTY GROUP LP	4.375% 03/01/2021 DD 08/16/10	145,000	144,427	153,429
	SLM CORP	5.375% 05/15/2014 DD 05/05/04	270,000	260,990	270,189
	SOUTHERN CALIF PUB PWR AUTH PW	6.930% 05/15/2017 DD 09/15/97	955,000	1,166,065	1,206,346
	SOUTHWEST AIRLINES CO 2007-1 P	6.150% 08/01/2022 DD 10/03/07	283,364	286,668	304,616
	SWISS RE SOLUTIONS HOLDING COR	6.450% 03/01/2019 DD 03/01/99	415,000	439,991	464,754
	TELECOM ITALIA CAPITAL SA	6.999% 06/04/2018 DD 06/04/08	65,000	65,000	60,769
	TELEFONICA EMISIONES SAU	3.992% 02/16/2016 DD 02/16/11	300,000	300,905	288,450
	TEVA PHARMACEUTICAL FINANCE II	3.000% 06/15/2015 DD 06/18/10	705,000	713,037	734,159
	TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	270,000	269,376	307,484
	TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	140,000	139,789	157,802
	TIME WARNER CABLE INC	4.000% 09/01/2021 DD 09/12/11	105,000	104,064	106,232
	TIME WARNER INC	4.875% 03/15/2020 DD 03/11/10	125,000	124,588	135,454
	TIME WARNER INC	3.150% 07/15/2015 DD 07/14/10	440,000	450,648	457,653
	TIME WARNER INC	4.750% 03/29/2021 DD 04/01/11	200,000	200,756	216,894
	TIME WARNER INC	4.000% 01/15/2022 DD 10/17/11	35,000	34,404	36,101
	TOYOTA MOTOR CREDIT CORP	1.250% 11/17/2014 DD 11/17/11	325,000	324,285	326,814
	TOYOTA MOTOR CREDIT CORP	3.200% 06/17/2015 DD 06/17/10	260,000	266,609	273,473
	U S TREASURY NOTE	1.125% 01/15/2012 DD 01/15/09	4,000,000	3,990,951	4,001,400
	U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09	7,050,000	7,458,693	7,463,624
	U S TREASURY NOTE	1.250% 03/15/2014 DD 03/15/11	3,000,000	2,995,440	3,063,510
	U S TREASURY NOTE	1.250% 04/15/2014 DD 04/15/11	6,350,000	6,471,502	6,487,414
	U S TREASURY NOTE	0.625% 07/15/2014 DD 07/15/11	7,550,000	7,546,316	7,608,362
	U S TREASURY NOTE	0.375% 06/30/2013 DD 06/30/11	9,525,000	9,527,044	9,547,670
	U S TREASURY NOTE	2.750% 10/31/2013 DD 10/31/08	1,315,000	1,352,335	1,374,530
	U S TREASURY NOTE	1.750% 03/31/2014 DD 03/31/09	5,685,000	5,868,512	5,871,070
	U S TREASURY NOTE	1.875% 04/30/2014 DD 04/30/09	6,820,000	7,056,569	7,067,225
	U S TREASURY NOTE	2.375% 08/31/2014 DD 08/31/09	4,845,000	5,065,303	5,103,917
	U S TREASURY NOTE	2.375% 10/31/2014 DD 10/31/09	1,280,000	1,311,650	1,352,102
	U S TREASURY NOTE	2.125% 11/30/2014 DD 11/30/09	3,940,000	4,111,067	4,138,221
	U S TREASURY NOTE	1.375% 01/15/2013 DD 01/15/10	2,705,000	2,736,919	2,738,596
	U S TREASURY NOTE	2.250% 01/31/2015 DD 01/31/10	3,900,000	4,036,652	4,119,687
	U S TREASURY NOTE	1.375% 02/15/2013 DD 02/15/10	11,150,000	11,346,835	11,298,518
	U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10	7,235,000	7,601,210	7,676,480
	U S TREASURY NOTE	1.375% 05/15/2013 DD 05/15/10	455,000	461,530	462,216
	U S TREASURY NOTE	2.125% 05/31/2015 DD 05/31/10	290,000	298,525	306,153
	U S TREASURY NOTE	1.125% 06/15/2013 DD 06/15/10	10,315,000	10,425,806	10,450,745
	U S TREASURY NOTE	0.625% 07/31/2012 DD 07/31/10	4,515,000	4,523,210	4,528,951
	U S TREASURY NOTE	0.500% 10/15/2013 DD 10/15/10	7,880,000	7,872,672	7,914,199

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	U S TREASURY NOTE	0.375% 10/31/2012 DD 10/31/10	13,320,000	13,285,184	13,346,507
	U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10	5,485,000	5,545,398	5,625,581
	U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10	870,000	863,731	896,509
	U S TREASURY NOTE	0.625% 12/31/2012 DD 12/31/10	4,825,000	4,825,941	4,847,629
	U S TREASURY NOTE	1.250% 04/15/2014 DD 04/15/11	3,700,000	3,782,238	3,780,068
	U S TREASURY NOTE	0.625% 04/30/2013 DD 04/30/11	2,230,000	2,233,615	2,242,979
	U S TREASURY NOTE	0.625% 02/28/2013 DD 02/28/11	4,370,000	4,386,833	4,392,680
	U S TREASURY NOTE	1.000% 05/15/2014 DD 05/15/11	700,000	703,992	711,592
	U S TREASURY NOTE	1.750% 05/31/2016 DD 05/31/11	4,485,000	4,683,847	4,689,965
	U S TREASURY NOTE	1.500% 06/30/2016 DD 06/30/11	16,575,000	17,035,519	17,140,871
	U S TREASURY NOTE	0.750% 06/15/2014 DD 06/15/11	5,535,000	5,593,161	5,595,110
	U S TREASURY NOTE	0.625% 07/15/2014 DD 07/15/11	735,000	735,378	740,682
	U S TREASURY NOTE	1.500% 07/31/2016 DD 07/31/11	2,280,000	2,342,720	2,357,132
	U S TREASURY NOTE	0.500% 05/31/2013 DD 05/31/11	3,425,000	3,433,780	3,439,454
	U S TREASURY NOTE	0.500% 08/15/2014 DD 08/15/11	6,835,000	6,871,097	6,865,963
	U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11	2,985,000	3,016,832	3,017,656
	U S TREASURY NOTE	1.000% 10/31/2016 DD 10/31/11	255,000	256,475	257,471
	U S TREASURY NOTE	0.250% 10/31/2013 DD 10/31/11	10,460,000	10,461,634	10,461,674
	U S TREASURY NOTE	1.750% 10/31/2018 DD 10/31/11	375,000	381,809	385,958
	U S TREASURY NOTE	2.000% 11/15/2021 DD 11/15/11	585,000	585,692	591,675
	U S TREASURY NOTE	0.250% 11/30/2013 DD 11/30/11	5,330,000	5,329,561	5,330,640
	U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	515,000	513,710	516,571
	UNILEVER CAPITAL CORP	2.750% 02/10/2016 DD 02/10/11	230,000	229,765	243,007
	UNION ELECTRIC CO	6.400% 06/15/2017 DD 06/15/07	345,000	344,696	412,382
	UNION ELECTRIC CO	6.700% 02/01/2019 DD 06/19/08	225,000	230,463	273,339
	UNIONBANCAL CORP	5.250% 12/16/2013 DD 12/08/03	620,000	662,569	637,893
	UNITED STATES TREAS NT	0.875% 12/31/2016 DD 12/31/11	930,000	928,365	931,618
	UNITEDHEALTH GROUP INC	6.000% 02/15/2018 DD 02/07/08	250,000	293,238	297,240
	UNITEDHEALTH GROUP INC	1.875% 11/15/2016 DD 11/10/11	425,000	421,252	424,936
	UNITEDHEALTH GROUP INC	1.875% 11/15/2016 DD 11/10/11	315,000	312,222	314,953
	UNITRIN INC	6.000% 05/15/2017 DD 05/11/07	20,000	19,869	21,230
	US BANCORP	2.200% 11/15/2016 DD 11/03/11	490,000	488,746	494,709
	US BANCORP	2.200% 11/15/2016 DD 11/03/11	1,000,000	997,440	1,009,610
	VERIZON COMMUNICATIONS INC	8.750% 11/01/2018 DD 11/04/08	725,000	952,984	979,279
	VERIZON COMMUNICATIONS INC	1.950% 03/28/2014 DD 03/28/11	455,000	454,395	464,400
	VERIZON GLOBAL FUNDING CORP	7.750% 12/01/2030 DD 06/01/01	100,000	119,045	139,272
	VOLKSWAGEN INTERNATIONAL FINAN	1.875% 04/01/2014 DD 03/30/11	135,000	134,518	135,332
	WAL-MART STORES INC	4.250% 04/15/2021 DD 04/18/11	375,000	372,559	433,309
	WEA FIN LLC / WCI FIN LLC 144A	5.400% 10/01/2012 DD 09/28/06	250,000	249,530	256,143
	WELLPOINT INC	5.250% 01/15/2016 DD 01/10/06	300,000	332,058	335,868
	WELLPOINT INC	6.800% 08/01/2012 DD 07/31/02	560,000	568,484	579,062
	WF-RBS COMMERCIAL MORTGA C2 A4	VAR RT 02/15/2044 DD 03/01/11	140,000	142,789	155,593
	WORLD OMNI AUTO RECEIVABL A A3	1.340% 12/16/2013 DD 01/28/10	185,302	185,277	185,596
	WR BERKLEY CORP	5.875% 02/15/2013 DD 02/14/03	175,000	173,373	180,073
	XEROX CORP	4.250% 02/15/2015 DD 12/04/09	490,000	509,110	516,460
	XEROX CORP	8.250% 05/15/2014 DD 05/11/09	230,000	229,959	259,527
	XSTRATA CANADA CORP	7.250% 07/15/2012 DD 06/24/02	420,000	446,200	432,655
	XYLEM INC	3.550% 09/20/2016 DD 09/20/11	235,000	234,551	242,323
	COMMIT TO PUR FHLMC GOLD SFM	4.000% 01/01/2042 DD 01/01/12	4,100,000	(4,273,129)	(4,273,129)
	COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2042 DD 01/01/12	4,500,000	(4,594,219)	(4,594,219)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2042 DD 01/01/12	2,000,000	(2,085,938)	(2,085,938)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2042 DD 01/01/12	1,200,000	(1,251,656)	(1,251,656)
	COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2042 DD 01/01/12	1,200,000	(1,251,938)	(1,251,938)
	COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2042 DD 01/01/12	4,000,000	(4,375,000)	(4,375,000)
	COMMIT TO PUR FNMA SF MTG	6.500% 01/01/2041 DD 01/01/11	2,300,000	(2,535,391)	(2,535,391)
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2042 DD 01/01/12	1,000,000	(1,067,813)	(1,067,813)
	COMMIT TO PUR GNMA SF MTG	4.000% 01/15/2042 DD 01/01/12	3,200,000	(3,415,375)	(3,415,375)
	U S TREASURY NOTE	0.500% 08/15/2014 DD 08/15/11	2,800,000	(2,818,090)	(2,818,090)
	U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11	2,985,000	(3,027,165)	(3,027,165)
	U S TREASURY NOTE	0.625% 07/31/2012 DD 07/31/10	(3,400,000)	3,419,957	3,419,957
	U S TREASURY NOTE	0.625% 06/30/2012 DD 06/30/10	(415,000)	416,212	416,212
	U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	(940,000)	940,397	940,397

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX D - UNDERLYING ASSETS FOR MONUMENTAL LIFE MDA01078TR
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09	2,950,000	(3,155,333)	(3,155,333)
	UNITED STATES TREAS NT	0.875% 12/31/2016 DD 12/31/11	930,000	(928,432)	(928,432)
	IGT INVESCO SHORT TERM BOND	COMMON/COLLECTIVE TRUST	31,708,618	31,708,619	32,114,861
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		46,856,507	46,856,507
	TOTAL UNDERLYING ASSETS			427,665,412	434,106,671
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(23,769,376)
	WRAPPER				115,253
	CONTRACT VALUE				410,452,548

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	ABB TREASURY CENTER USA I 144A	2.500% 06/15/2016 DD 06/17/11	1,900,000	1,887,992	1,910,507
	AEP TEXAS CENTRAL TRANSIT 1 A4	5.960% 07/15/2015 DD 02/07/02	6,080	6,397	6,353
	ALLSTATE LIFE GLOBAL FUNDING T	5.375% 04/30/2013 DD 04/30/08	3,050,000	3,198,308	3,220,587
	ALLY AUTO RECEIVABLES 11-5A3	0.990% 11/15/2015 DD 11/16/11	820,000	819,826	818,540
	ALLY MASTER OWNER TRUST 1 A2	2.150% 01/15/2016 DD 01/20/11	1,585,000	1,591,448	1,602,039
	ALLY MASTER OWNER TRUST 3 A2	1.810% 05/15/2016 DD 05/18/11	1,285,000	1,284,697	1,291,091
	AMERICAN EXPRESS BANK FSB	5.500% 04/16/2013 DD 04/16/08	655,000	701,387	684,639
	AMERICAN EXPRESS CENTURION BAN	5.550% 10/17/2012 DD 10/17/07	1,645,000	1,642,944	1,695,748
	AMERICAN EXPRESS CREDIT CORP	5.125% 08/25/2014 DD 08/25/09	300,000	323,610	322,296
	AMERICAN HONDA FIN CORP 144A	4.625% 04/02/2013 DD 04/02/08	955,000	954,408	988,740
	AMERICAN HONDA FINANCE CORP	2.500% 09/21/2015 DD 09/21/10	630,000	634,158	641,031
	AMGEN INC	5.650% 06/15/2042 DD 06/30/11	1,450,000	1,442,895	1,576,368
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	2,090,000	2,084,148	2,109,040
	ANHEUSER-BUSCH INBEV WORLDWIDE	5.375% 11/15/2014 DD 11/15/10	2,870,000	3,025,450	3,188,943
	AT&T INC	5.100% 09/15/2014 DD 11/03/04	3,500,000	3,865,750	3,855,040
	AUST & NZ BANKING GROUP	2.400% 11/23/2016 DD 11/23/11	1,920,000	1,912,186	1,901,875
	BAE SYSTEMS PLC	4.750% 10/11/2021 DD 10/11/11	2,380,000	2,377,572	2,422,126
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	1,300,000	1,295,986	1,172,873
	BANK OF AMERICA CORP	5.490% 03/15/2019 DD 03/15/07	2,000,000	1,887,840	1,723,820
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	330,000	347,691	311,692
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	530,000	505,811	504,958
	BANK OF AMERICA NA	6.100% 06/15/2017 DD 06/19/07	870,000	896,222	818,592
	BANK OF MONTREAL	2.850% 06/09/2015 DD 06/09/10	620,000	646,235	642,667
	BARCLAYS BANK PLC	5.125% 01/08/2020 DD 01/08/10	1,990,000	1,995,824	2,044,168
	BECTON DICKINSON	3.125% 11/08/2021 DD 11/08/11	1,055,000	1,052,837	1,091,387
	BERKSHIRE HATHAWAY FINANCE COR	5.400% 05/15/2018 DD 11/15/08	3,105,000	3,239,570	3,621,113
	BG ENERGY CAPITAL PLC	2.500% 12/09/2015 DD 12/09/10	305,000	303,252	310,295
	BG ENERGY CAPITAL PLC	4.000% 10/15/2021 DD 10/12/11	1,195,000	1,185,560	1,231,770
	BOEING CAPITAL CORP	2.125% 08/15/2016 DD 08/01/11	620,000	619,640	633,361
	BRITISH TELECOMMUNICATIONS PLC	5.150% 01/15/2013 DD 12/12/07	2,740,000	2,893,333	2,836,859
	BURLINGTON NORTHERN SANTA FE L	7.000% 02/01/2014 DD 12/03/08	635,000	731,222	711,473
	CANADIAN IMPERIAL BANK OF COMM	2.600% 07/02/2015 DD 07/02/10	910,000	942,900	941,168
	CANADIAN NATURAL RESOURCES LTD	4.900% 12/01/2014 DD 12/01/04	600,000	656,040	659,598
	CATERPILLAR FINANCIAL SERVICES	7.050% 10/01/2018 DD 09/26/08	1,675,000	1,862,075	2,124,453
	CATERPILLAR INC	3.900% 05/27/2021 DD 05/27/11	1,080,000	1,074,956	1,185,689
	CDP FINANCIAL INC	3.000% 11/25/2014 DD 11/25/09	2,580,000	2,601,335	2,682,994
	CENTERPOINT ENERGY TRANSI A A2	4.970% 08/01/2014 DD 12/16/05	1,106,718	1,110,030	1,115,295
	CENTERPOINT ENERGY TRANSI A A4	5.170% 08/01/2019 DD 12/16/05	1,110,000	1,109,480	1,276,544
	CHEVRON CORP PROFIT SHARING	7.327% 01/01/2014 DD 07/01/99	527,847	565,673	551,347
	CITIBANK CREDIT CARD ISS A2 A2	4.850% 03/10/2017 DD 03/09/05	540,000	589,887	603,763
	CITIGROUP INC	6.625% 06/15/2032 DD 06/06/02	385,000	277,316	357,061
	CITIGROUP INC	6.000% 10/31/2033 DD 10/30/03	860,000	702,302	736,779
	CITIGROUP INC	5.850% 12/11/2034 DD 12/09/04	905,000	745,993	892,149
	CITIGROUP INC	6.125% 08/25/2036 DD 08/25/06	820,000	608,577	709,308
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	380,000	414,071	405,547
	CITIGROUP INC	6.875% 03/05/2038 DD 03/05/08	205,000	222,853	225,215
	CITIGROUP INC	8.125% 07/15/2039 DD 07/23/09	515,000	504,551	630,530
	CLOROX CO	5.950% 10/15/2017 DD 10/09/07	1,500,000	1,518,345	1,734,195
	CLOROX CO	5.000% 03/01/2013 DD 03/03/08	545,000	592,742	568,413
	COMCAST CORP	4.950% 06/15/2016 DD 06/09/05	2,135,000	2,208,796	2,364,448
	COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	565,000	626,717	664,542
	COMMERCIAL MORTGAGE ASSE C2 A3	VAR RT 11/17/2032 DD 10/11/99	304,998	330,816	319,007
	CVS CAREMARK CORP	5.750% 05/15/2041 DD 05/12/11	470,000	536,717	559,643
	DBUBS LC2 A2 144A	3.386% 07/24/2044 DD 06/23/11	1,040,000	1,050,398	1,075,849
	DBUBS MTG TRUST 2011-LC1A A1	3.742% 11/10/2046 DD 02/01/11	1,704,903	1,737,911	1,785,647
	DEUTSCHE BANK AG/LONDON	2.375% 01/11/2013 DD 01/11/10	480,000	487,704	476,443
	DEUTSCHE BANK AG/LONDON	5.375% 10/12/2012 DD 10/12/07	710,000	709,602	724,307
	DEXIA CREDIT LOCAL SA	2.750% 04/29/2014 DD 04/29/10	4,620,000	4,620,000	4,198,148
	DIAGEO FINANCE BV	5.500% 04/01/2013 DD 03/30/06	450,000	449,406	475,781
	DIRECTV HOLDINGS LLC / DIRECTV	3.500% 03/01/2016 DD 03/10/11	2,390,000	2,389,224	2,463,899
	DNB NOR BOLIGKREDITT	2.100% 10/14/2015 DD 10/14/10	3,795,000	3,722,415	3,764,261
	DOMINION RESCOURCES INC	1.950% 08/15/2016 DD 08/15/11	370,000	369,911	371,820
	DUKE ENERGY CORP	5.650% 06/15/2013 DD 06/16/08	1,525,000	1,521,996	1,624,323
	ECOLAB INC	4.350% 12/08/2021 DD 12/08/11	720,000	719,539	768,881
	ENCANA CORP	3.900% 11/15/2021 DD 11/14/11	1,835,000	1,834,688	1,843,441
	ENEL FINANCE INTERNATIONAL NV	3.875% 10/07/2014 DD 10/07/09	370,000	369,001	360,191
	ENTERGY STS RECON 07-A CL A1	5.510% 10/01/2013 DD 06/29/07	150,327	150,293	153,686
	FINANCING CORP STRIP	10.700% 10/06/2017 DD 10/08/87	650,000	913,634	971,425
	FINANCING CORP STRIP	10.350% 08/03/2018 DD 08/03/88	1,940,000	2,798,016	2,953,572
	FINANCING CORP STRIP	0.000% 03/07/2015 DD 03/14/89	825,000	624,674	801,389
	FINANCING CORP STRIP	0.000% 11/02/2014 DD 03/14/89	1,054,000	849,988	1,030,348
	FINANCING CORP STRIP	0.000% 10/05/2014 DD 05/05/89	203,000	164,195	198,627

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	FINANCING CORP STRIP	0.000% 12/27/2018 DD 01/03/89	900,000	574,587	785,178
	FINANCING CORP STRIP	0.000% 03/07/2019 DD 03/14/89	965,000	614,898	835,410
	FINANCING CORP STRIP	0.000% 04/05/2019 DD 04/24/89	150,000	112,521	129,513
	FINANCING CORP STRIP	0.000% 04/06/2015 DD 10/23/89	5,017,000	3,821,668	4,867,544
	FINANCING CORP STRIP	0.000% 05/02/2017 DD 11/02/91	965,000	662,077	892,181
	FINANCING CORP STRIP	0.000% 09/26/2019 DD 09/26/89	1,160,000	715,244	984,828
	FINANCING CORP STRIP	0.000% 10/06/2017 DD 10/08/87	6,215,000	4,278,530	5,582,189
	FINANCING CORP STRIP	0.000% 11/30/2017 DD 11/30/87	1,995,000	1,355,662	1,813,874
	FISERV INC	3.125% 06/15/2016 DD 06/14/11	690,000	689,586	702,551
	FORD CREDIT AUTO OWNER TR B A3	0.840% 06/15/2015 DD 07/26/11	605,000	604,899	604,661
	FORD CREDIT FLOORPLAN MAS 1 A1	2.120% 02/15/2016 DD 02/24/11	1,040,000	1,048,158	1,053,842
	FRANCE TELECOM	2.750% 09/14/2016 DD 09/14/11	1,365,000	1,357,738	1,368,686
	GE CAPITAL COMMERCIAL MO 2A A3	5.349% 08/11/2036 DD 08/01/02	981,235	999,787	991,509
	GENERAL ELECTRIC CAPITAL CORP	5.300% 02/11/2021 DD 02/11/11	700,000	725,020	748,265
	GENERAL ELECTRIC CAPITAL CORP	5.875% 01/14/2038 DD 01/14/08	2,680,000	2,623,984	2,839,701
	GENERAL ELECTRIC CAPITAL CORP	6.875% 01/10/2039 DD 01/09/09	320,000	357,117	383,370
	GENERAL ELECTRIC CAPITAL CORP	4.375% 09/16/2020 DD 09/16/10	750,000	744,128	766,418
	GOLDMAN SACHS GROUP INC	5.250% 07/27/2021 DD 07/27/11	1,190,000	1,197,991	1,160,893
	GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	480,000	563,731	530,117
	GOLDMAN SACHS GROUP INC/THE	5.375% 03/15/2020 DD 03/08/10	450,000	456,899	444,159
	GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	880,000	955,680	901,314
	GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	1,315,000	1,438,644	1,357,198
	GREENWICH CAPITAL COMME GG1 A6	VAR RT 06/10/2036 DD 05/01/04	162,527	164,610	163,587
	HEWLETT-PACKARD CO	2.200% 12/01/2015 DD 12/02/10	580,000	579,484	566,393
	HEWLETT-PACKARD CO	4.375% 09/15/2021 DD 09/19/11	1,290,000	1,287,626	1,331,332
	HSBC FINANCE CORP	6.676% 01/15/2021 DD 07/15/11	961,000	893,423	994,058
	HSBC HOLDINGS PLC	6.800% 06/01/2038 DD 05/27/08	950,000	981,057	983,963
	INTEL CORP	3.300% 10/01/2021 DD 09/19/11	1,870,000	1,865,549	1,969,914
	JP MORGAN CHASE COMMER LDP1 A2	4.625% 03/15/2046 DD 03/01/05	352,010	353,758	356,347
	JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	1,800,000	1,760,094	2,008,224
	JPMORGAN CHASE & CO	4.400% 07/22/2020 DD 07/22/10	1,420,000	1,409,057	1,450,132
	JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	170,000	162,471	171,193
	JPMORGAN CHASE & CO	3.450% 03/01/2016 DD 02/24/11	935,000	955,271	949,913
	JPMORGAN CHASE & CO	4.350% 08/15/2021 DD 08/10/11	70,000	72,517	70,694
	JPMORGAN CHASE BANK NA	6.000% 10/01/2017 DD 09/24/07	745,000	799,981	801,397
	KRAFT FOODS INC	6.500% 08/11/2017 DD 08/13/07	2,325,000	2,540,340	2,765,750
	KROGER CO/THE	6.400% 08/15/2017 DD 08/15/07	1,280,000	1,413,330	1,522,330
	LOCKHEED MARTIN CORP	3.350% 09/15/2021 DD 09/09/11	1,410,000	1,406,193	1,402,668
	LOUISIANA PUBLIC FACILI ELL A1	4.500% 02/01/2014 DD 07/29/08	42,097	43,267	42,189
	LOWE'S COMPANIES INC	3.800% 11/15/2021 DD 11/23/11	1,105,000	1,104,193	1,160,162
	MASSACHUSETTS MUTUAL LIFE INSU	8.875% 06/01/2039 DD 06/01/09	1,675,000	2,069,285	2,450,123
	MASSMUTUAL GLOBAL FUNDING II	3.625% 07/16/2012 DD 07/02/09	610,000	609,524	619,150
	MASSMUTUAL GLOBAL FUNDING II	2.875% 04/21/2014 DD 04/21/10	425,000	423,649	435,540
	METLIFE INC	6.750% 06/01/2016 DD 05/29/09	830,000	828,033	956,193
	METROPOLITAN LIFE GLOBAL FUNDI	5.125% 06/10/2014 DD 06/10/09	815,000	810,892	877,535
	METROPOLITAN LIFE GLOBAL FUNDI	2.500% 09/29/2015 DD 09/29/10	1,060,000	1,059,459	1,066,084
	MICROSOFT CORP	5.300% 02/08/2041 DD 02/08/11	235,000	293,214	297,505
	MORGAN STANLEY	5.450% 01/09/2017 DD 01/09/07	750,000	769,883	722,070
	MORGAN STANLEY	5.950% 12/28/2017 DD 12/28/07	2,370,000	2,457,951	2,257,994
	MORGAN STANLEY	5.500% 07/28/2021 DD 07/28/11	345,000	355,602	319,001
	MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	410,000	464,825	417,565
	MOTIVA ENTERPRISES LLC	5.750% 01/15/2020 DD 01/11/10	505,000	504,010	586,896
	NATIONAL BANK OF CANADA	1.650% 01/30/2014 DD 01/31/11	1,780,000	1,782,580	1,798,797
	NCUA GUARANTEED NOTES C1 A2	2.900% 10/29/2020 DD 11/10/10	990,000	987,476	1,045,252
	NEW YORK LIFE GLOBAL FUNDING	3.000% 05/04/2015 DD 05/04/10	2,170,000	2,203,507	2,272,684
	NEW YORK LIFE INSURANCE CO	6.750% 11/15/2039 DD 10/08/09	555,000	721,367	708,707
	NEWS AMERICA INC	6.200% 12/15/2034 DD 12/03/04	1,050,000	1,050,525	1,128,792
	NEWS AMERICA INC	6.150% 03/01/2037 DD 03/02/07	290,000	292,633	317,002
	NEWS AMERICA INC	7.850% 03/01/2039 DD 02/13/09	930,000	926,206	1,132,498
	NIAGARA MOHAWK POWER CORP	3.553% 10/01/2014 DD 09/28/09	1,025,000	1,025,000	1,076,722
	NISSAN AUTO RECEIVABLES O B A4	5.050% 11/17/2014 DD 06/19/08	428,770	428,645	436,745
	NORDEA EIENDOMSKREDITT AS	1.875% 04/07/2014 DD 04/07/11	1,725,000	1,719,446	1,726,553
	NORTHROP GRUMMAN CORP	1.850% 11/15/2015 DD 11/08/10	2,205,000	2,156,965	2,193,710
	PACIFIC GAS & ELECTRIC CO	5.625% 11/30/2017 DD 12/04/07	1,880,000	1,975,533	2,224,660
	PG&E ENERGY RECOVERY FUND 2 A2	5.030% 03/25/2014 DD 11/09/05	35,532	36,142	35,895
	PNC FUNDING CORP	2.700% 09/19/2016 DD 09/19/11	1,195,000	1,193,554	1,216,486
	PRAXAIR INC	4.625% 03/30/2015 DD 03/07/08	1,475,000	1,472,920	1,628,149
	PROCTER & GAMBLE ESOP DEB SR-A	9.360% 01/01/2021 DD 12/04/90	1,174,440	1,491,392	1,580,608
	PROGRESS ENERGY CAROLINA	3.000% 09/15/2021 DD 09/15/11	1,020,000	1,018,246	1,048,305
	PSE&G TRANSITION FUNDING 1 A8	6.890% 12/15/2017 DD 01/31/01	1,650,000	1,947,000	1,960,646
	RAYTHEON CO	6.400% 12/15/2018 DD 06/15/99	1,540,000	1,728,614	1,904,980
	RESOLUTION FDG CORP STRIP	0.000% 04/15/2015 DD 10/15/89	2,409,000	2,000,951	2,312,158
	RESOLUTION FDG CORP STRIP	0.000% 01/15/2017 DD 01/15/90	2,815,000	2,078,397	2,641,315

THE DOW CHEMICAL COMPANY
EMPLOYEES' SAVINGS PLAN

PLAN SPONSOR: The Dow Chemical Company, Inc.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002

APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
DECEMBER 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party		(c) Face Value or Number of Shares	(d) Cost	(e) Current Value
	RESOLUTION FDG CORP STRIP	0.000% 07/15/2017 DD 01/15/90	1,814,000	1,306,967	1,679,710
	RSB BONDCO LLC A A1	5.470% 10/01/2014 DD 06/29/07	949,426	972,216	970,095
	RSB BONDCO LLC A A3	5.820% 06/28/2019 DD 06/29/07	715,000	822,809	857,013
	SANOFI	2.625% 03/29/2016 DD 03/29/11	1,875,000	1,860,626	1,955,119
	SCHLUMBERGER INVESTMENT	1.950% 09/14/2016 DD 09/14/11	1,100,000	1,098,075	1,112,947
	SEARIVER MARITIME INC	0.000% 09/01/2012 DD 09/01/82	3,035,000	2,562,170	3,013,391
	SHELL INTERNATIONAL FINANCE BV	5.200% 03/22/2017 DD 03/22/07	685,000	737,259	800,895
	SOUTHWESTERN ELECTRIC POWER CO	5.875% 03/01/2018 DD 12/04/07	665,000	662,579	760,767
	SPAREBANK 1 BOLIGKREDITT AS	1.250% 10/25/2013 DD 10/26/10	1,805,000	1,789,247	1,792,148
	SPECTRA ENERGY CAPITAL LLC	8.000% 10/01/2019 DD 09/28/99	1,000,000	1,159,085	1,258,420
	STADSHYPOTEK AB	1.450% 09/30/2013 DD 09/30/10	1,685,000	1,679,956	1,682,034
	STRYKER CORP	2.000% 09/30/2016 DD 09/16/11	600,000	598,884	613,998
	SUNCOR ENERGY INC	6.100% 06/01/2018 DD 06/06/08	1,965,000	2,083,106	2,326,088
	SWEDBANK HYPOTEK AB	2.950% 03/28/2016 DD 03/28/11	1,080,000	1,077,077	1,107,140
	SWEDBANK HYPOTEK AB	2.125% 08/31/2016 DD 08/31/11	755,000	753,679	743,003
	TEACHERS INSURANCE & ANNUITY A	6.850% 12/16/2039 DD 12/16/09	200,000	225,506	256,680
	TELECOM ITALIA CAPITAL SA	4.950% 09/30/2014 DD 09/30/05	2,210,000	2,145,158	2,051,322
	TELEFONICA EMISIONES SAU	6.221% 07/03/2017 DD 07/02/07	3,230,000	3,659,015	3,310,298
	THERMO FISHER SCIENTIFIC INC	3.200% 03/01/2016 DD 02/22/11	1,080,000	1,092,863	1,140,836
	TIAA GLOBAL MKTS MTN 144A	5.125% 10/10/2012 DD 10/10/07	720,000	719,244	742,867
	TIME WARNER CABLE INC	8.750% 02/14/2019 DD 11/18/08	360,000	448,823	459,695
	TIME WARNER CABLE INC	8.250% 02/14/2014 DD 11/18/08	1,120,000	1,118,309	1,262,419
	TIME WARNER CABLE INC	5.875% 11/15/2040 DD 11/15/10	725,000	752,710	784,639
	TIME WARNER CABLE INC	5.500% 09/01/2041 DD 09/12/11	555,000	545,099	584,859
	TIME WARNER INC	3.150% 07/15/2015 DD 07/14/10	1,580,000	1,591,368	1,643,390
	TORONTO-DOMINION BANK	1.625% 09/14/2016 DD 09/14/11	3,675,000	3,672,538	3,626,637
	TOYOTA MOTOR CREDIT CORP	2.000% 09/15/2016 DD 09/15/11	2,135,000	2,123,919	2,156,243
	TRAVELERS COS INC/THE	5.750% 12/15/2017 DD 05/29/07	1,030,000	1,027,301	1,202,257
	U S TREASURY BOND	3.875% 08/15/2040 DD 08/15/10	8,695,000	8,192,405	10,423,131
	U S TREASURY BOND	3.750% 08/15/2041 DD 08/15/11	17,830,000	19,603,639	20,969,685
	U S TREASURY BOND	3.125% 11/15/2041 DD 11/15/11	4,495,000	4,720,014	4,709,232
	U S TREASURY NOTE	4.250% 11/15/2017 DD 11/15/07	18,670,000	20,552,963	22,052,444
	U S TREASURY NOTE	1.875% 06/15/2012 DD 06/15/09	27,035,000	27,295,846	27,255,606
	U S TREASURY NOTE	1.875% 09/30/2017 DD 09/30/10	23,835,000	24,078,801	24,920,684
	U S TREASURY NOTE	0.250% 10/31/2013 DD 10/31/11	4,490,000	4,487,625	4,490,718
	U S TREASURY NOTE	2.000% 11/15/2021 DD 11/15/11	2,125,000	2,123,904	2,149,246
	U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	5,770,000	5,747,010	5,787,599
	UNION PACIFIC CORP	5.450% 01/31/2013 DD 08/24/07	1,440,000	1,436,815	1,510,531
	UNITED TECHNOLOGIES CORP	5.375% 12/15/2017 DD 12/07/07	1,860,000	1,969,681	2,200,250
	US BANCORP	2.450% 07/27/2015 DD 07/27/10	340,000	338,524	348,446
	VERIZON COMMUNICATIONS	3.500% 11/01/2021 DD 11/03/11	820,000	813,506	853,718
	VERIZON COMMUNICATIONS INC	6.100% 04/15/2018 DD 04/04/08	300,000	336,234	360,411
	VERIZON COMMUNICATIONS INC	8.750% 11/01/2018 DD 11/04/08	360,000	460,602	486,263
	VIRGINIA ELECTRIC AND POWER CO	5.100% 11/30/2012 DD 12/04/07	955,000	954,675	991,959
	WACHOVIA BANK NA	4.875% 02/01/2015 DD 01/31/05	2,470,000	2,511,027	2,617,113
	WAL-MART STORES INC	5.625% 04/15/2041 DD 04/18/11	1,325,000	1,299,613	1,712,430
	WASTE MANAGEMENT INC	2.600% 09/01/2016 DD 08/29/11	395,000	394,964	400,937
	WELLS FARGO & CO	4.950% 10/16/2013 DD 10/16/03	1,005,000	968,519	1,054,828
	WELLS FARGO BANK NA	4.750% 02/09/2015 DD 02/07/05	300,000	290,844	312,987
	WESTPAC BANKING CORP	2.450% 11/28/2016 DD 11/28/11	505,000	499,858	500,657
	US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 12	(97)	(121,250)	(121,250)
	US 2YR TREAS NTS FUT (CBT)	EXP MAR 12	(66)	(8,578)	(8,578)
	US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 12	(258)	(185,250)	(185,250)
	US TREAS BD FUTURE (CBT)	EXP MAR 12	(82)	(114,031)	(114,031)
	US ULTRA BOND (CBT)	EXP MAR 12	(115)	(39,734)	(39,734)
	INTEREST BEARING CASH	TEMPORARY INVESTMENST		11,837,691	11,837,691
	TOTAL UNDERLYING ASSETS			351,944,657	370,462,311
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(26,260,596)
	CONTRACT VALUE				344,201,715

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-67414) on Form S-8 of our report dated June 12, 2012, appearing in the annual report on Form 11-K of The Dow Chemical Company Employees' Savings Plan as of December 31, 2011 and 2010, and for the year ended December 31, 2011.

Plante & Moran, PLLC

Elgin, Illinois
June 20, 2012